Rye Patch
GOLD CORP.

Suite 1740 – 1177 West Hastings St., Vancouver, BC
Tel (604) 638-1588 Fax (604) 638-1589

SEC Mail Processing
Section

JUN 11 2009

Washington, DC
110

082-35199
FILE ~~82-35799~~
Exemption 12g3-2(b)

09046344

June 10, 2009

SUPPL

US Securities and Exchange Commission
100F Street N.E
Washington, DC 20549
U.S.A.

Re: Rye Patch Gold Corp. – exemption from Section 12(g) of the Securities Exchange Act of 1934 pursuant to Rule 12g3-2(b) of the Act

Dear Sir or Madam:

In accordance to the above, and in order for the Company to continue using the exemption, please find enclosed the following documents:

- News releases No. 05 dated March 19, 2009 to No. 11 dated June 10, 2009;
- Interim financial statements for the period ended March 31, 2009.

Yours sincerely,

Roxana Miranda
Office Manager

Encs.

6/15

File 82-35799
Exemption 12g3-2(b)

Rye Patch
GOLD CORP.

SEC Mail Processing
Section

JUN 11 2009

Washington, DC
110

NEWS RELEASE

No. 09 – 05

RYE PATCH RECEIVES 5.2 G/T AU FROM SURFACE STRUCTURES AT WILCO

Vancouver, British Columbia, March 19, 2009 - Rye Patch Gold Corp. (TSX-V: RPM, and OTC: RPMGF) ("Rye Patch" or the "Company") reports gold and silver results from recent surface rock-chip sampling within the North Basin target at Wilco. Detailed mapping and surface rock-chip sampling shows gold and silver mineralization associated with high-angle fault structures and intrusive breccias. Gold assays as high as 5.2 grams per tonne (0.152 opt Au) are reported in the table. Table 1 summarizes the surface samples collected in North Basin.

TABLE 1: WILCO PROJECT NORTH BASIN SURFACE ROCK SAMPLES

Sample ID	Gold gram/tonne	Silver gram/tonne	Sample Description	Length (metres)
47574	0.176	1.4	Channel	2.0
47575	0.042	0.2	Channel	1.0
47576	0.038	0.2	Random Grab	-
47577	0.015	0.3	Channel	1.0
47578	0.131	0.9	Channel	1.2
47579	0.091	<0.2	Channel	1.2
47580	**0.554**	**1.0**	**Channel**	**1.2**
47581	0.197	1.5	Channel	1.3
47582	**0.357**	**5.7**	**Channel**	**0.5**
47583	0.047	0.2	Channel	0.5
47584	0.069	0.5	Dump	-
47585	0.204	1.3	Channel	1.0
47586	0.126	0.2	Channel	2.0
47587	0.068	0.5	Channel	0.5
47588	0.174	0.8	Channel	9.0
47589	0.022	0.8	Random Grab	-
47590	0.019	1.0	Channel	1.0
47591	0.262	2.2	Channel	0.5
47592	0.02	0.4	Random Grab	-
47593	0.038	0.4	Channel	0.5
47594	**0.713**	**2.1**	**Channel**	**0.4**
47595	**5.200**	**2.9**	**Channel**	**4.0**
47596	0.262	2.9	Channel	1.2
47597	**0.306**	**30.8**	**Random Grab**	**-**

Samples 47580, 47582, and 47585 are associated with breccia containing altered intrusive material indicating the gold system may be driven by a near surface intrusive located within North Basin. Gold associated with intrusive material suggests the North Basin target could be the feeder or source of gold and silver mineralization at the Wilco project.

Samples 47594, 47595, and 47597 show high gold and silver values related to high-angle structures located along the east margin of the North Basin target area. These gold and silver surface anomalies are priority drill targets for additional high-grade, near-surface oxide mineralization on the Wilco project.

Suite 1740 – 1177 West Hastings St., Vancouver, BC, V6E 2K3, Canada
Phone 604-638-1588 Fax 604-638-1589 www.ryepatchgold.com

"The association of gold mineralization with an intrusive is a common theme developing in the area. The potential is evident with recent gold discoveries that a new Nevada trend is emerging with Rye Patch Gold controlling a considerable portion of the trend with its Wilco and Lincoln Hill projects," stated Rye Patch's CEO and President, William C. (Bill) Howald.

As released on the Company's Wilco project on May 12, 2008, and on the Jessup project on December 11, 2007, Rye Patch Gold now holds 779,517 ounces of gold and gold equivalent in the measured and indicated category plus 1,151,776 ounces of gold and gold equivalent in the inferred category. The table below summarizes the resources for Rye Patch Gold's advance-stage projects.

Table 2: Rye Patch Gold's NI43-101 Gold Resource Inventory

Property	Resource Category[1]	Tons (X 1,000)	Gold Grade opt	Silver Grade opt	Contained Gold Ounces	Contained Silver Ounces	Contained Gold & Gold Equiv. Ounces[3]
Wilco[2]	Measured	8,091	0.018	NC	146,701	NC	146,701
	Indicated	32,950	0.015	NC	478,816	NC	478,816
	Inferred	99,978	0.011	NC	1,124,776	NC	1,124,776
Jessup[2]	Measured	0	0	0	0	0	0
	Indicated	5,423	0.022	0.31	120,000	1,655,000	154,000
	Inferred	1,265	0.017	0.23	22,000	286,000	27,000
				Total Measured Resources	**146,701**	**0**	**146,701**
				Total Indicated Resources	**598,816**	**1,655,000**	**632,816**
				Total Inferred Resources	**1,146,776**	**286,000**	**1,151,776**

[1] Conforms to 43-101 definitions for resources. All numbers are rounded.
[2] Cutoff grade for Willard Measured and Indicated resource is reported at 0.0056 opt Au for oxide mineralisation and 0.042 opt Au for sulphide mineralisation. The Inferred resource is reported at 0.0056 opt Au for oxide, sulphide and carbonaceous ore types; however, a higher opt Au cut-off grade may be required to upgrade the inferred resource to the measured and indicated resource category. Cutoff grade for Jessup is 0.01 oz Au/t for oxide mineralisation, 0.015 oz Au/t for mixed material, and 0.025 oz Au/ton for all unoxidised material;
[3] Jessup Resource includes Au equivalent ounces (50g/t Ag = 1g/t Au). NC = not calculated

Revised resource estimates for Wilco and Jessup are in progress and will be released when complete.

Mr. William Howald, AIPG Certified Professional Geologist #11041, Rye Patch Gold's CEO and President, is the Qualified Person as defined under National Instrument 43-101. He has verified the information and has reviewed and approved the contents of this news release.

Rye Patch Gold maintains a strict quality control program at all of its projects. Rock-chip samples are delivered to ALS Chemex's preparation and analytical facility located in Reno, Nevada. Analyses are conducted on 1-assay ton prepped samples with gold determined using industry standard fire assay methods, with an atomic absorption finish.

Rye Patch Gold Corp. is a Tier 1, Nevada-focused and discovery-driven company seeking to build a sizeable inventory of gold and silver resource assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold and silver projects. Rye Patch

Gold is developing its primary assets – the advanced-stage Wilco project located within the Humboldt Gold Trend in west-central Nevada and the Jessup project in Churchill County, Nevada. The company has established gold and silver resource milestones and time frames in order to build a premier resource development company. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com .

On behalf of the Board of Directors

'William Howald'

William C. (Bill) Howald, CEO & President

For additional information contact:

Rye Patch Gold Corp.
Karen Robb, Manager, Investor Relations
info@ryepatchgold.com
Tel.: (604) 638-1588
Fax: (604) 638-1589
www.ryepatchgold.com

File 82-35799
Exemption 12g3-2(b)

Rye Patch GOLD CORP.

SEC Mail Processing Section

JUN 11 2009

Washington, DC
110

NEWS RELEASE

No. 09 – 06

RYE PATCH DRILLS 7.58 G/T AU and 34.3 G/T AG OVER 3.0 METRES AT LINCOLN HILL

Vancouver, British Columbia, March 27, 2009 - Rye Patch Gold Corp (TSX-V: RPM, and OTC: RPMGF) ("Rye Patch" or the "Company") reports gold and silver results from its follow-up, phase-1 reverse circulation drilling at the Lincoln Hill project. A total of 968 metres (3,175 feet) was completed in 7 reverse circulation drillholes. Table 1 summarizes the assay results of the follow-up drill program.

Table 1: Lincoln Hill Project - 2008 Reverse Circulation Drill Program (LR-019 to LR-025)

Drillhole	Target	Au g/t	Ag g/t	Drillhole interval metre	From metre	To metre	Total Depth (Metres)
LR-019	Lincoln Hill	0.82	51.4	3.0	10.7	13.7	122.0
LR-019	Lincoln Hill	0.65	6.9	4.6	27.4	32.0	
LR-019	Lincoln Hill	0.58	37.7	7.6	39.6	47.2	
LR-019	Lincoln Hill	0.41	54.9	6.1	51.8	57.9	
LR-020	Lincoln Hill	0.99	13.7	7.6	13.7	21.3	76.2
LR-020	Lincoln Hill	0.55	20.6	18.3	29.0	47.2	
LR-021	Lincoln Hill	0.41	30.9	3.0	13.7	16.8	146.3
LR-021	Lincoln Hill	0.51	3.4	3.0	33.5	36.6	
LR-021	Lincoln Hill	1.37	13.7	4.6	59.4	64.0	
LR-022	Lincoln Hill	0.62	6.9	3.0	47.2	50.3	167.7
LR-022	Lincoln Hill	0.48	24.0	4.6	54.9	59.4	
LR-023	Lincoln Hill	0.86	10.3	13.7	3.0	16.8	122.0
LR-024	Lincoln Hill	0.99	5.8	12.2	38.1	50.3	150.9
LR-024	Lincoln Hill	0.58	27.4	6.1	57.9	64.0	
LR-024	Lincoln Hill	3.46	30.9	7.6	71.6	79.2	
Including		**7.58**	**34.3**	**3.0**	**74.7**	**77.7**	
LR-024	Lincoln Hill	1.10	37.7	4.6	91.4	96.0	
LR-024	Lincoln Hill	0.48	17.1	4.6	103.6	108.2	
LR-024	Lincoln Hill	0.51	58.3	10.7	112.8	123.4	
Including		1.17	126.9	3.0	115.8	118.9	
LR-024	Lincoln Hill	0.72	3.4	3.0	129.5	132.6	
LR-025	Lincoln Hill	0.55	3.6	3.0	129.5	132.6	182.9
LR-025	Lincoln Hill	0.86	67.2	1.5	181.4	182.9	

NSV = No Significant Values

The follow-up reverse circulation drilling program at Lincoln Hills shows the at-surface stockwork gold and silver zone is still open along strike and at depth. This stockwork blanket zone is "rooted" in a breccia pipe which may host higher grade gold and silver values along its margin. In addition, regional aeromagnetic geophysical data shows an intrusive south of the breccias pipe. The intrusive could be the driver of the gold and silver mineralization.

The assay results indicate the stockwork mineralization hosts high-grade structurally controlled gold and silver (21.3 metres grading 27.2 g/t Au and 34 g/t Ag including 7.6 metres grading 75.4 g/t Au and 82 g/t Ag) surrounded by a near surface, stockwork gold and silver zone. To ensure gold assays captured the higher grade portion of the gold system, selected intervals from drillholes LR-019, LR-021 and LR-023 were re-run using metallic-screen, fire-assay

analysis. The results of this study show gravity separation (coarse gold) is a potential assay issue that should be addressed in future drilling programs. Additional study is warranted to fully ensure the assay results to date capture the coarse gold and produce representative assay values. Future drilling programs will require core to fully evaluate and understand the high-grade nature of the mineralization. Table 2 summarizes the results of the initial coarse gold study.

Table 2: Metallic Screen Gold Analysis

SAMPLE ID	Combined Coarse + Fine Au ppm	Coarse Fraction Au ppm	Fine Fraction Au ppm	Weight Coarse Fraction (grams)	Weight Fine Fraction (grams)
LR-019- 140- 145	0.42	0.11	0.42	9.19	1248.5
LR-019- 145- 150	1.31	6.99	1.22	19.89	1199.5
LR-019- 150- 155	1.16	26.20	0.66	20.64	1016.5
LR-019- 170- 175	0.37	-0.05	0.37	10.04	1223.5
LR-019- 175- 180	0.53	0.22	0.54	35.81	1380.0
LR-019- 180- 185	0.34	0.18	0.35	33.30	1117.0
LR-021- 80- 85	0.24	0.47	0.24	16.91	1017.5
LR-021- 85- 90	0.08	1.45	0.07	9.64	996.3
LR-021- 110- 115	0.59	15.30	0.45	11.36	1162.0
LR-021- 115- 120	0.24	3.63	0.10	39.39	938.7
LR-021- 150- 155	0.22	1.16	0.20	28.38	1115.0
LR-021- 195- 200	-0.05	-0.05	0.05	27.08	1065.5
LR-021- 200- 205	0.91	1.24	0.90	29.74	1007.5
LR-021- 205- 210	0.42	2.15	0.39	27.49	1460.5
LR-021- 210- 215	0.42	0.65	0.42	24.68	881.4
LR-023- 75- 80	0.12	0.89	0.08	44.92	824.9
LR-023- 80- 85	0.08	0.42	0.07	31.19	879.5
LR-023- 85- 90	0.09	0.82	0.08	25.57	1437.0
LR-023- 140- 145	0.11	0.34	0.10	41.50	804.0
LR-023- 195- 200	0.29	0.57	0.28	37.08	1233.5

"Rye Patch's Lincoln Hill project continues to show potential for bulk tonnage and high grade gold feeder structures. The project lies along a new and emerging gold trend defined by recent discoveries at the Wilco project; the high-grade gold and silver mineralization drilled at Lincoln Hill and Barrick/Midway Gold's recently announced Spring Valley discovery and resource estimate. Rye Patch Gold has a major land position along the trend with its Wilco and Lincoln Hill properties," stated Rye Patch's CEO and President, William C. (Bill) Howald.

As released on the Company's Wilco project on May 12, 2008, and on the Jessup project in December 11, 2007, Rye Patch Gold now holds 779,517 ounces of gold and gold equivalent in the measured and indicated category plus 1,151,776 ounces of gold and gold equivalent in the inferred category. The table below summarizes the resources for Rye Patch Gold's advance-stage projects.

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 09 – 06

Table 2: Rye Patch Gold's NI43-101 Gold Resource Inventory							
Property	Resource Category[1]	Tons (X 1,000)	Gold Grade opt	Silver Grade opt	Contained Gold Ounces	Contained Silver Ounces	Contained Gold & Gold Equiv. Ounces[3]
Wilco[2]	Measured	8,091	0.018	NC	146,701	NC	146,701
	Indicated	32,950	0.015	NC	478,816	NC	478,816
	Inferred	99,978	0.011	NC	1,124,776	NC	1,124,776
Jessup[2]	Measured	0	0	0	0	0	0
	Indicated	5,423	0.022	0.31	120,000	1,655,000	154,000
	Inferred	1,265	0.017	0.23	22,000	286,000	27,000
				Total Measured Resources	**146,701**	**0**	**146,701**
				Total Indicated Resources	**598,816**	**1,655,000**	**632,816**
				Total Inferred Resources	**1,146,776**	**286,000**	**1,151,776**

[1] Conforms to 43-101 definitions for resources. All numbers are rounded.
[2] Cutoff grade for Willard Measured and Indicated resource is reported at 0.0056 opt Au for oxide mineralisation and 0.042 opt Au for sulphide mineralisation. The Inferred resource is reported at 0.0056 opt Au for oxide, sulphide and carbonaceous ore types; however, a higher opt Au cut-off grade may be required to upgrade the inferred resource to the measured and indicated resource category. Cutoff grade for Jessup is 0.01 oz Au/t for oxide mineralisation, 0.015 oz Au/t for mixed material, and 0.025 oz Au/ton for all unoxidised material;
[3] Jessup Resource includes Au equivalent ounces (50g/t Ag = 1g/t Au). NC = not calculated

Revised resource estimates for Wilco and Jessup are in progress and will be released when complete.

Mr. William Howald, AIPG Certified Professional Geologist #11041, Rye Patch Gold's CEO and President, is the Qualified Person as defined under National Instrument 43-101. He has verified the information and has reviewed and approved the contents of this news release.

Rye Patch Gold maintains a strict quality control program at all of its projects. Rock-chip samples are delivered to ALS Chemex's preparation and analytical facility located in Reno, Nevada. Analyses are conducted on 1-assay ton prepped samples with gold determined using industry standard fire assay methods, with an atomic absorption finish.

Rye Patch Gold Corp. is a Tier 1, Nevada-focused and discovery-driven company seeking to build a sizeable inventory of gold and silver resource assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold and silver projects. Rye Patch Gold is developing its primary assets – the advanced-stage Wilco project located within the Humboldt Gold Trend in west-central Nevada and the Jessup project in Churchill County, Nevada. The company has established gold and silver resource milestones and time frames in order to build a premier resource development company. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com .

On behalf of the Board of Directors

'William Howald'

William C. (Bill) Howald, CEO & President

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 09 – 06

For additional information contact:

Rye Patch Gold Corp
Karen Robb, Manager, Investor Relations
info@ryepatchgold.com
Tel.: (604) 638-1588
Fax: (604) 638-1589
www.ryepatchgold.com

This news release contains forward-looking statements, which address future events and conditions, which are subject to various risks and uncertainties. The Company's actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, some of which may be beyond the Company's control. These factors include: the availability of funds; the timing and content of work programs; results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles; project cost overruns or unanticipated costs and expenses, fluctuations in metal prices; currency fluctuations; and general market and industry conditions.

Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

File 82-35799
Exemption 12g3-2(b)

Rye Patch
GOLD CORP.

SEC Mail Processing
Section

JUN 11 2009

Washington, DC
110

NEWS RELEASE

No. 09 – 07

RYE PATCH UPDATES WILCO GOLD AND SILVER RESOURCE ESTIMATE

Vancouver, British Columbia, April 08, 2009 - Rye Patch Gold Corp (TSX-V: RPM; OTC: RPMGF) ("Rye Patch" or the "Company") is very pleased to announce an updated NI43-101 compliant resource estimate for the Wilco project based on the Company's 2008 drill results in the Willard mine and the Colado resource areas. The resource estimate provides a 10% increase in measured and indicated gold ounces, and a 48% increase in inferred gold ounces from the previously released (May 12, 2008) resource estimate. In addition, the Company also estimated co-product silver associated with the gold model. A summary, by deposit area, is tabulated below:

Table 1: New NI43-101 Wilco Gold Resource Estimate

Wilco Resource Areas	Resource Category									
	Cutoff Grade	Measured			Indicated			Inferred		
		Tons (X1,000)	Grade OPT Au	Gold Ounces	Tons (X1,000)	Grade OPT Au	Gold Ounces	Tons (X1,000)	Grade OPT Au	Gold Ounces
Willard	Variable[1]	4,593	0.023	104,000	15,063	0.018	264,000	55,174	0.015	849,000
Colado	Variable[1]	3,703	0.016	60,000	19,597	0.013	258,000	79,129	0.010	811,000
Total		**8,296**	**0.020**	**164,000**	**34,660**	**0.015**	**522,000**	**134,303**	**0.012**	**1,660,000**

[1] Measured and Indicated resource is reported at 0.0056 opt Au for oxide mineralisation and 0.042 opt Au for sulphide mineralisation. The Inferred resource is reported at 0.0056 opt Au for oxide, sulphide and carbonaceous ore types; however, a higher opt Au cut-off grade may be required to upgrade the inferred resource to the measured and indicated resource category.

Table 2: New NI43-101 Wilco Co-Product Silver Resource Estimate

Wilco Resource Areas	Resource Category									
	Cutoff Grade	Measured			Indicated			Inferred		
		Tons (X1,000)	Grade OPT Ag	Silver Ounces	Tons (X1,000)	Grade OPT Ag	Silver Ounces	Tons (X1,000)	Grade OPT Ag	Silver Ounces
Willard	Variable[1]	4,593	0.180	829,000	15,063	0.152	2,295,000	55,174	0.139	7,678,000
Colado	Variable[1]	3,703	0.076	282,000	19,597	0.069	1,343,000	79,129	0.179	6,386,000
Total		**8,296**	**0.134**	**1,111,000**	**34,660**	**0.105**	**3,638,000**	**134,303**	**0.111**	**14,960,000**

[1] The silver tons and grade represent co-product silver within the gold block model of the resource estimate.

Scott E. Wilson Consulting, Inc. (SEWC) of Denver, Colorado completed the new resource estimate under the direction of Scott E. Wilson who is a qualified person as defined by NI43-101. The updated NI43-101 Wilco project technical report will be posted on SEDAR at www.sedar.com.

The large increase in the inferred category is the result of step-out drilling westward along the Willard anticline, and the drilling completed toward the north into the North Basin target area. In-fill drilling will be required to convert the inferred gold volume into the measured and indicated categories. A program to complete the in-fill drilling phase is being prepared.

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 09 – 07

"This updated resource estimate shows the Wilco project has tremendous upside potential. Drilling continues to find oxide mineralization in the Willard resource starting at 10 metres below the surface and continuing westward along favorable beds within Willard anticline. Based on our geologic model and drill cross sections, the Section Line discovery is still open and has significant expansion and oxide potential to the west. The newly identified North Basin area is showing higher gold grades and thicknesses and is still open to the north, east and west. Our recently disclosed rock-chip sampling results confirms that surface oxide mineralization can be correlated with gold in drillholes WR-081 and WR-087 located on the southern edge of the North Basin target. These new drill targets may add more oxide and higher grade material if confirmed by drilling. This summer, our drill program will focus on extending the limits of these two new gold discoveries. The Wilco project continues to prove its merit and our exploration programs continue to expand this important Nevada project. Our objective in developing a Nevada company with a significant inventory of gold and silver is certainly taking shape, and the Wilco project with its updated resource, the Section Line and North Basin discoveries, along with our Lincoln Hill holdings are the keystones to achieving this goal", stated William C. (Bill) Howald, the Company's CEO and President.

The updated gold resource estimate is based on 3-D geologic models that incorporated over 46,000 individual assays from 659 reverse circulation and 11 core drillholes – 428 reverse circulation and 8 core drillholes in Willard and 186 reverse circulation and 3 core drillholes in Colado. Included are Rye Patch's 87 reverse circulation drillholes and 4 core holes. Block model grades were interpolated from twenty-foot, down-the-hole composites using inverse distance squared and inverse distance cubed. High grade outliers at Colado were capped prior to compositing based on a statistical review of the gold assays. No capping was required at Willard. The new silver resource was prepared using the same geologic and estimation parameters as the gold resource estimation.

SEWC used industry-accepted standards to reclassify this new resource. Geologic interpretations were incorporated into the new resource which gives greater confidence in the resource estimate. Cut-off grades were calculated based on historic recoveries at the Willard mine as well as by referencing up-to-date costing structures that are available to the public.

SEWC classified the Colado and Willard resources by a combination of distance to the nearest sample, the number of samples, and number of holes used to estimate a block, while also taking into account project history, database quality, sample integrity and geologic understanding.

Drill plans and permits are being completed for a follow-up drilling campaign commencing this summer. The exploration program will focus on expanding the newly identified North Basin target and follow-up drilling on the near-surface oxide zones. The Willard and Colado deposits are open along strike and at depth. Oxide mineralization starts at the surface in the Colado deposit and at 10 metres in the Willard deposit.

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 09 – 07

As released today on the Company's Wilco project, and on the Jessup project on December 11, 2007, Rye Patch Gold resources now consist of 943,000 ounces of gold and gold equivalent in the measured and indicated category plus 2,008,000 ounces of gold and gold equivalent in the inferred category. The table below summarizes the resources for Rye Patch Gold's advance-stage projects.

Table 3: Rye Patch Gold's NI43-101 Resource Inventory

Property	Resource Category[1]	Tons (X 1,000)	Gold Grade opt	Silver Grade opt	Contained Gold Ounces	Contained Silver Ounces	Contained Gold & Gold Equiv. Ounces[3]
Wilco[2]	Measured	8,296	0.020	0.134	164,000	1,111,000	188,000
	Indicated	34,660	0.015	0.105	522,000	3,638,000	600,000
	Inferred	134,303	0.012	0.111	1,660,000	14,960,000	1,980,000
Jessup[2]	Measured	0	0	0	0	0	0
	Indicated	5,423	0.022	0.31	120,000	1,655,000	155,000
	Inferred	1,265	0.017	0.23	22,000	286,000	28,000
Total Measured Resources					**164,000**	**1,111,000**	**188,000**
Total Indicated Resources					**642,000**	**5,293,000**	**755,000**
Total Inferred Resources					**1,682,000**	**15,246,000**	**2,008,000**

[1] Conforms to 43-101 definitions for resources. All numbers are rounded.
[2] Cutoff grade for Wilco Measured and Indicated resource is reported at 0.0056 opt Au for oxide mineralisation and 0.042 opt Au for sulphide mineralisation. The Inferred resource is reported at 0.0056 opt Au for oxide, sulphide and carbonaceous ore types; however, a higher opt Au cut-off grade may be required to upgrade the inferred resource to the measured and indicated resource category. Cut-off grade for Jessup is 0.01 oz Au/t for oxide mineralisation, 0.015 oz Au/t for mixed material, and 0.025 oz Au/ton for all unoxidised material;
[3] Wilco and Jessup Resource includes Au equivalent ounces (Aueq.); where Aueq. = (Ag opt X $Ag/oz) + (Au opt X $Au/oz)/$Au/oz, for Au/oz = $750, and Ag/oz = $16. Metallurgical recoveries and net smelter returns are assumed to be 100%.

Mr. William Howald, AIPG Certified Professional Geologist #11041, Rye Patch Gold's CEO and President, is the Qualified Person as defined under National Instrument 43-101. He has verified the information and has reviewed and approved the contents of this news release.

Rye Patch Gold maintains a strict quality control program at all of its projects. Drill samples are picked up on site by ALS Chemex's preparation and analytical facility located in Nevada. Gold analyses are conducted on 1-assay ton prepped samples with gold determined using industry standard fire assay methods, with an atomic absorption finish. Gold over limits are determined using fire assay with a gravimetric finish. Silver is analyzed using ICP-MS with silver over limits determined using aqua-regia digestion with an ICP-AES or AAS finish. Gold and Silver check assays were delivered to Florin Analytical Services LLC of Reno, Nevada. The check assay program repeated gold and silver determinations for approximately 5-percent of the 2007 and 2008 drill programs.

Rye Patch Gold Corp. is a Tier 1, Nevada-focused and discovery-driven company seeking to build a sizeable inventory of gold and silver resource assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold and silver projects. Rye Patch Gold is developing its primary assets – the advanced-stage Wilco project located within the Humboldt Gold Trend in west-central Nevada and the Jessup project in Churchill County,

Nevada. The Company has established gold and silver resource milestones and time frames in order to build a premier resource development company. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com .

On behalf of the Board of Directors

'William Howald'

William C. (Bill) Howald, CEO & President

For additional information contact:

Rye Patch Gold Corp

Karen Robb, Manager, Investor Relations

info@ryepatchgold.com

Tel.: (604) 638-1588

Fax: (604) 638-1589

www.ryepatchgold.com

This news release contains forward-looking statements, which address future events and conditions, which are subject to various risks and uncertainties. The Company's actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, some of which may be beyond the Company's control. These factors include: the availability of funds; the timing and content of work programs; results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles; project cost overruns or unanticipated costs and expenses, fluctuations in metal prices; currency fluctuations; and general market and industry conditions.

Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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File 82-35799
Exemption 12g3-2(b)

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 09 – 08

RYE PATCH GOLD CLAIMS MORE MINERAL RIGHTS ALONG THE OREANA TREND

Vancouver, British Columbia, April 28, 2009 - Rye Patch Gold Corp (TSX-V: RPM; OTC: RPMGF) ("Rye Patch" or the "Company") announces it has acquired additional lands along the Oreana trend between the Wilco and Lincoln-Hill projects. The Company acquired over 10 square kilometres through staking of claims. Rye Patch now controls a total land position of 65 square kilometres containing gold and silver resources; gold-in-soil and rock-chip anomalies; high-grade gold and silver in drillholes; and numerous target areas for follow up exploration.

The developing Oreana trend currently consists of known gold resources at Rye Patch's Wilco project (788,000 ounces of gold and gold equivalent in the measured and indicated category and 1,980,000 ounces of gold and gold equivalent in the inferred category) and Rye Patch's Lincoln Hill project (one 2008 drill hole intercepted 21.3m @ 27.2 g/t Au including 7.6m @ 75.4 g/t Au). Also along the trend is the Spring Valley deposit located to the northeast where Midway Gold's recent announcement reports an inferred resource of 1.83m ounces of gold. Spring Valley is being explored by Barrick Gold.

"The recent successes at Wilco and Spring Valley confirm the upside potential of this emerging gold-silver trend. Given the announced gold and silver resources and the new discoveries, the Oreana trend is developing potential for multiple gold deposits, and Rye Patch controls a significant portion of the mineralized ground", stated William C. (Bill) Howald, the Company's CEO and President.

A map of the Oreana trend can be found on Rye Patch's website at www.ryepatchgold.com .

As announced on April 8, 2009 on the Company's Wilco project, and on December 11, 2007 on the Jessup project, Rye Patch Gold resources now consist of 943,000 ounces of gold and gold equivalent in the measured and indicated category plus 2,008,000 ounces of gold and gold equivalent in the inferred category. The table below summarizes the resources for Rye Patch Gold's advance-stage projects.

Table 3: Rye Patch Gold's NI43-101 Resource Inventory

Property	Resource Category[1]	Tons (X 1,000)	Gold Grade opt	Silver Grade opt	Contained Gold Ounces	Contained Silver Ounces	Contained Gold & Gold Equiv. Ounces[3]
Wilco[2]	Measured	8,296	0.020	0.134	164,000	1,111,000	188,000
	Indicated	34,660	0.015	0.105	522,000	3,638,000	600,000
	Inferred	134,303	0.012	0.111	1,660,000	14,960,000	1,980,000
Jessup[2]	Measured	0	0	0	0	0	0
	Indicated	5,423	0.022	0.31	120,000	1,655,000	155,000
	Inferred	1,265	0.017	0.23	22,000	286,000	28,000
Total Measured Resources					**164,000**	**1,111,000**	**188,000**
Total Indicated Resources					**642,000**	**5,293,000**	**755,000**
Total Inferred Resources					**1,682,000**	**15,246,000**	**2,008,000**

[1] Conforms to 43-101 definitions for resources. All numbers are rounded.
[2] Cutoff grade for Wilco Measured and Indicated resource is reported at 0.0056 opt Au for oxide mineralisation and 0.042 opt Au for sulphide mineralisation. The Inferred resource is reported at 0.0056 opt Au for oxide, sulphide and carbonaceous ore types; however, a higher opt Au cut-off grade may be required to upgrade the inferred resource to the measured and indicated resource category. Cut-off grade for Jessup is 0.01 oz Au/t for oxide mineralisation, 0.015 oz Au/t for mixed material, and 0.025 oz Au/ton for all unoxidised material.
[3] Wilco and Jessup Resource includes Au equivalent ounces (Aueq.); where Aueq. = (Ag opt X $Ag/oz) + (Au opt X $Au/oz)/$Au/oz, for Au/oz = $750, and Ag/oz = $16. Metallurgical recoveries and net smelter returns are assumed to be 100%.

Suite 1740 – 1177 West Hastings St., Vancouver, BC, V6E 2K3, Canada
Phone 604-638-1588 Fax 604-638-1589 www.ryepatchgold.com

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 09 – 08

Mr. William Howald, AIPG Certified Professional Geologist #11041, Rye Patch Gold's CEO and President, is the Qualified Person as defined under National Instrument 43-101. He has verified the information and has reviewed and approved the contents of this news release.

Rye Patch Gold Corp. is a Tier 1, Nevada-focused and discovery-driven company seeking to build a sizeable inventory of gold and silver resource assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold and silver projects. Rye Patch Gold is developing its primary assets – the advanced-stage Wilco project located within the Humboldt Gold Trend in west-central Nevada and the Jessup project in Churchill County, Nevada. The Company has established gold and silver resource milestones and time frames in order to build a premier resource development company. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com .

On behalf of the Board of Directors

'William Howald'

William C. (Bill) Howald, CEO & President

For additional information contact:

Rye Patch Gold Corp

Karen Robb, Manager, Investor Relations

info@ryepatchgold.com

Tel.: (604) 638-1588

Fax: (604) 638-1589

www.ryepatchgold.com

This news release contains forward-looking statements, which address future events and conditions, which are subject to various risks and uncertainties. The Company's actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, some of which may be beyond the Company's control. These factors include: the availability of funds; the timing and content of work programs; results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles; project cost overruns or unanticipated costs and expenses, fluctuations in metal prices; currency fluctuations; and general market and industry conditions.

Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

File 82-35799
Exemption 12g3-2(b)

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 09 – 09

RYE PATCH REVISES APRIL 8, 2009 NEWS RELEASE; FILES WILCO UPDATED TECHNICAL REPORT

Vancouver, British Columbia, May 11, 2009 - Rye Patch Gold Corp (TSX-V: RPM; OTC: RPMGF) ("Rye Patch" or the "Company") has now filed a 43-101 Technical Report supporting the updated mineral resource estimate for the Wilco project, Pershing County, Nevada. The report is available at www.sedar.com.

While finalizing the Wilco technical report, an error was noted in the Company's news release of April 8, 2009 for the inferred silver resource in the Colado resource area. The revised inferred silver resource should have stated 12,193,000 ounces, not 6,386,000 ounces as disclosed in the April 8th announcement. The reported tonnes remain the same; however, the average grade has increased from 0.111 opt Ag to 0.148 opt Ag. This adjustment also modifies the gold and gold equivalent inferred resource from 1,980,000 ounces of Aueq to 2,084,315 ounces of Aueq. No adjustments were made to the reported gold resource estimate. A summary is tabulated below:

Table 1: NI43-101 Wilco Gold Resource Estimate

Wilco Resource Areas	Cutoff Grade	Resource Category								
		Measured			Indicated			Inferred		
		Tons (X1,000)	Grade OPT Au	Gold Ounces	Tons (X1,000)	Grade OPT Au	Gold Ounces	Tons (X1,000)	Grade OPT Au	Gold Ounces
Willard	Variable(1)	4,593	0.023	104,000	15,063	0.018	264,000	55,174	0.015	849,000
Colado	Variable(1)	3,703	0.016	60,000	19,597	0.013	258,000	79,129	0.010	811,000
Total		**8,296**	**0.020**	**164,000**	**34,660**	**0.015**	**522,000**	**134,303**	**0.012**	**1,660,000**

(1) Measured and Indicated resource is reported at 0.0056 opt Au for oxide mineralisation and 0.042 opt Au for sulphide mineralisation. The Inferred resource is reported at 0.0056 opt Au for oxide, sulphide and carbonaceous ore types; however, a higher opt Au cut-off grade may be required to upgrade the inferred resource to the measured and indicated resource category.

Table 2: Revised NI43-101 Wilco Co-Product Silver Resource Estimate

Wilco Resource Areas	Cutoff Grade	Resource Category								
		Measured			Indicated			Inferred		
		Tons (X1,000)	Grade OPT Ag	Silver Ounces	Tons (X1,000)	Grade OPT Ag	Silver Ounces	Tons (X1,000)	Grade OPT Ag	Silver Ounces
Willard	Variable(1)	4,593	0.180	829,000	15,063	0.152	2,295,000	55,174	0.139	7,678,000
Colado	Variable(1)	3,703	0.076	282,000	19,597	0.069	1,343,000	79,129	0.154	12,193,000
Total		**8,296**	**0.134**	**1,111,000**	**34,660**	**0.105**	**3,638,000**	**134,303**	**0.148**	**19,871,000**

(1) The silver tons and grade represent co-product silver within the gold block model of the resource estimate.

Scott E. Wilson Consulting, Inc. (SEWC) of Denver, Colorado completed the new resource estimate under the direction of Scott E. Wilson who is a qualified person as defined by NI43-101. The updated NI43-101 Wilco project technical report will be posted on SEDAR at www.sedar.com.

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 09 – 09

Drill plans and permits are being completed for a follow-up drilling campaign commencing this summer. The exploration program will focus on expanding the newly identified North Basin target and follow-up drilling on the near-surface oxide zones. The Willard and Colado deposits are open along strike and at depth. Oxide mineralization starts at the surface in the Colado deposit and at 10 metres in the Willard deposit, and is open to the west and north in these deposits.

As announced today on the Company's Wilco project, and at the Jessup project announced on December 11, 2007, Rye Patch Gold resources now consist of 943,000 ounces of gold and gold equivalent in the measured and indicated category plus 2,112,315 ounces of gold and gold equivalent in the inferred category. The table below summarizes the resources for Rye Patch Gold's advance-stage projects.

Table 3: Rye Patch Gold's NI43-101 Resource Inventory

Property	Resource Category[1]	Tons (X 1,000)	Gold Grade opt	Silver Grade opt	Contained Gold Ounces	Contained Silver Ounces	Contained Gold & Gold Equiv. Ounces[3]
Wilco[2]	Measured	8,296	0.020	0.134	164,000	1,111,000	188,000
	Indicated	34,660	0.015	0.105	522,000	3,638,000	600,000
	Inferred	134,303	0.012	0.148	1,660,000	19,871,000	2,084,315
Jessup[2]	Measured	0	0	0	0	0	0
	Indicated	5,423	0.022	0.31	120,000	1,655,000	155,000
	Inferred	1,265	0.017	0.23	22,000	286,000	28,000
Total Measured Resources					**164,000**	**1,111,000**	**188,000**
Total Indicated Resources					**642,000**	**5,293,000**	**755,000**
Total Inferred Resources					**1,682,000**	**20,157,000**	**2,112,315**

[1] Conforms to 43-101 definitions for resources. All numbers are rounded.
[2] Cutoff grade for Wilco Measured and Indicated resource is reported at 0.0056 opt Au for oxide mineralisation and 0.042 opt Au for sulphide mineralisation. The Inferred resource is reported at 0.0056 opt Au for oxide, sulphide and carbonaceous ore types; however, a higher opt Au cut-off grade may be required to upgrade the inferred resource to the measured and indicated resource category. Cut-off grade for Jessup is 0.01 oz Au/t for oxide mineralisation, 0.015 oz Au/t for mixed material, and 0.025 oz Au/ton for all unoxidised material;
[3] Wilco and Jessup Resource includes Au equivalent ounces (Aueq); where Aueq = (Ag opt X $Ag/oz) + (Au opt X $Au/oz)/$Au/oz, for Au/oz = $750, and Ag/oz = $16. Metallurgical recoveries and net smelter returns are assumed to be 100%.

Mr. William Howald, AIPG Certified Professional Geologist #11041, Rye Patch Gold's CEO and President, is the Qualified Person as defined under National Instrument 43-101. He has verified the information and has reviewed and approved the contents of this news release.

Rye Patch Gold maintains a strict quality control program at all of its projects. Drill samples are picked up on site by ALS Chemex's preparation and analytical facility located in Nevada. Gold analyses are conducted on 1-assay ton prepped samples with gold determined using industry standard fire assay methods, with an atomic absorption finish. Gold over limits are determined using fire assay with a gravimetric finish. Silver is analyzed using ICP-MS with silver over limits determined using aqua-regia digestion with an ICP-AES or AAS finish. Gold and Silver check assays were delivered to Florin Analytical Services LLC of Reno, Nevada. The check assay program repeated gold and silver determinations for approximately 5-percent of the 2007 and 2008 drill programs.

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 09 – 09

Rye Patch Gold Corp. is a Tier 1, Nevada-focused and discovery-driven company seeking to build a sizeable inventory of gold and silver resource assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold and silver projects. Rye Patch Gold is developing its primary assets – the advanced-stage Wilco project located within the Humboldt Gold Trend in west-central Nevada and the Jessup project in Churchill County, Nevada. The Company has established gold and silver resource milestones and time frames in order to build a premier resource development company. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com.

On behalf of the Board of Directors
'William Howald'
William C. (Bill) Howald, CEO & President

For additional information contact:

Rye Patch Gold Corp
Karen Robb, Manager, Investor Relations
info@ryepatchgold.com
Tel.: 604-638-1588
Fax: 604- 638-1589
www.ryepatchgold.com

This news release contains forward-looking statements, which address future events and conditions, which are subject to various risks and uncertainties. The Company's actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, some of which may be beyond the Company's control. These factors include: the availability of funds; the timing and content of work programs; results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles; project cost overruns or unanticipated costs and expenses, fluctuations in metal prices; currency fluctuations; and general market and industry conditions.

Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

File 82-35799
Exemption 12g3-2(b)

SEC Mail Processing
Section

JUN 11 2009

Washington, DC
110

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 09 – 10

RYE PATCH UPDATES JESSUP GOLD AND SILVER RESOURCE ESTIMATE

Vancouver, British Columbia, June 2, 2009 - Rye Patch Gold Corp (TSX-V: RPM; OTC: RPMGF) ("Rye Patch" or the "Company") announces an updated NI43-101 compliant resource estimate for the Jessup project based on the Company's 2008 drill results at the San Jacinto, North Jessup and Tosh Hill areas. The resource estimate shows an increase from the previously released (December 2007) estimate of 150% to 300,000 ounces of gold in measured and indicated category while the inferred gold ounces increased 250% to 77,000 ounces of gold. In addition, the Company updated the silver resource associated with the gold block model. A significant increase in the silver resource, as compared to the reported December 2007 estimate, is evident. The measured and indicated silver ounces increased to 5,090,000 ounces of silver from 1,655,000 ounces of silver, and the inferred resource increased from 286,000 ounces of silver to 1,146,000 ounces of silver. A summary is tabulated below:

Table 1: New NI43-101 Jessup Gold Resource Estimate

Jessup Resource Areas	Resource Category									
	Cutoff Grade	Measured			Indicated			Inferred		
		Tons (X1,000)	Grade OPT Au	Gold Ounces	Tons (X1,000)	Grade OPT Au	Gold Ounces	Tons (X1,000)	Grade OPT Au	Gold Ounces
San Jacinto	Variable[1]	4,866	0.014	66,000	7,939	0.012	95,000	2,473	0.015	38,000
North Central	Variable[1]	3,564	0.017	60,000	5,505	0.013	70,000	2,038	0.016	32,000
Tosh Hill	Variable[1]	142	0.014	2,000	492	0.014	7,000	442	0.016	7,000
Total		**8,571**	**0.015**	**128,000**	**13,936**	**0.012**	**172,000**	**4,954**	**0.016**	**77,000**

[1] Measured and Indicated resource is reported at 0.005 opt Au for oxide mineralisation and 0.010 opt Au for transition and sulphide mineralisation. The Inferred resource is reported at 0.005 opt Au for oxide, transition, and sulphide ore types; however, a higher opt Au cut-off grade may be required to upgrade the inferred resource to the measured and indicated resource category.

Table 2: New NI43-101 Jessup Co-Product Silver Resource Estimate

Jessup Resource Areas	Resource Category									
	Cutoff Grade	Measured			Indicated			Inferred		
		Tons (X1,000)	Grade OPT Ag	Silver Ounces	Tons (X1,000)	Grade OPT Ag	Silver Ounces	Tons (X1,000)	Grade OPT Ag	Silver Ounces
San Jacinto	Variable[1]	4,866	0.278	1,352,000	7,939	0.215	1,704,000	2,473	0.278	687,000
North Central	Variable[1]	3,564	0.230	820,000	5,505	0.211	1,163,000	2,038	0.205	417,000
Tosh Hill	Variable[1]	142	0.085	12,000	492	0.079	39,000	442	0.095	42,000
Total		**8,571**	**0.255**	**2,184,000**	**13,936**	**0.209**	**2,906,000**	**4,954**	**0.231**	**1,146,000**

[1] The silver tons and grade represent co-product silver within the gold block model of the resource estimate.

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 09 – 10

Scott E. Wilson Consulting, Inc. (SEWC) of Denver, Colorado completed the new resource estimate under the direction of Scott E. Wilson who is a qualified person as defined by NI43-101. The updated NI43-101 Jessup project technical report will be posted on SEDAR at www.sedar.com.

"The 2008 Jessup drilling program was very successful in expanding the deposit and upgrading the resource in the measured and indicated categories. The near-surface oxide is still open, and several exciting new high-grade targets have been identified at San Jacinto and North Jessup. The Company is defining resources at an approximate cost of US$1 per ounce of gold and gold equivalent in all categories and at an approximate cost of US$3.50 per ounce for measured and indicated gold and gold equivalent ounces. As a comparison, global finding costs are approximately US$50 per ounce for greenfield projects and US$16 per ounce for near mine exploration. Rye Patch's finding costs are very robust and are a testament to the quality and efficiency of its exploration staff", declared William C. (Bill) Howald, the Company's CEO and President.

Based on the new geologic model, gold and silver mineralisation is open down dip and along strike to the northwest of the San Jacinto deposit. The oxide material starts at the surface, has been drilled to a depth of 125 metres (410 feet), and is still open. In addition, the drilling has defined high-grade gold and silver breccias. The geologic and block models show mineralization is open at depth and along strike. Based on gold and silver assay results of the 2008 drilling program, drillholes that encountered breccias show higher grade mineralization; therefore, the breccias represent an exciting and potentially higher grade target on the Jessup property.

At North Jessup, gold and silver are open at depth and along strike to the northwest and northeast. The mineralized structures have elevated grades and are open along strike to the northwest and at depth. These oxide targets and extensions have been prioritized for follow up drilling.

At Tosh Hill, the high-grade structurally controlled gold and silver is open to the west-northwest and east-southeast. Surface rock-chip channel samples across the Tosh Hill structure (news release 07-08) show the vein-like structural control has potential for gold values of 16 g/t Au. The Tosh Hill target requires additional follow-up drilling to understand the high-grade gold zone.

The updated gold resource estimate is based on 3-D geologic models that incorporated over 20,000 individual gold and silver assays from 36 trenches and 335 drillholes – 56 rotary, 270 reverse circulation, and 9 core drillholes including Rye Patch's 2008 45 reverse circulation drillholes. Block model grades were interpolated from twenty-foot, down-the-hole composites using inverse distance squared. No capping was required. The silver resource was prepared using the same geologic and estimation parameters as the gold block model estimation.

SEWC used industry-accepted standards to reclassify this new resource. Geologic interpretations were incorporated into the new resource which give greater confidence to the

resource estimate. Cut-off grades were calculated based on referencing up-to-date costing structures that are publically available.

SEWC classified the Jessup resource by a combination of distance to the nearest sample, the number of samples, and number of holes used to estimate a block, while also taking into account project history, database quality, sample integrity and geologic understanding.

As released today on the Company's Jessup project, and on the Wilco project on May 11, 2009, Rye Patch Gold resources now consist of 1,164,000 ounces of gold and gold equivalent in the measured and indicated category plus 2,177,315 ounces of gold and gold equivalent in the inferred category. Table 3 summarizes Rye Patch Gold's precious metal inventory in Nevada, USA.

Table 3: Rye Patch Gold's NI43-101 Resource Inventory

Property	Resource Category[1]	Tons (X 1,000)	Gold Grade opt	Silver Grade opt	Contained Gold Ounces	Contained Silver Ounces	Contained Gold & Gold Equiv. Ounces[3]
Wilco[2]	Measured	8,296	0.020	0.134	164,000	1,111,000	188,000
	Indicated	34,660	0.015	0.105	522,000	3,638,000	600,000
	Inferred	134,303	0.012	0.148	1,660,000	19,871,000	2,084,315
Jessup[2]	Measured	8,571	0.015	0.255	128,000	2,184,000	161,000
	Indicated	13,936	0.012	0.209	172,000	2,906,000	215,000
	Inferred	4,954	0.016	0.231	77,000	1,146,000	93,000
Total Measured Resources					**292,000**	**3,295,000**	**349,000**
Total Indicated Resources					**694,000**	**6,544,000**	**815,000**
Total Inferred Resources					**1,737,000**	**21,017,000**	**2,177,315**

[1] Conforms to 43-101 definitions for resources. All numbers are rounded.
[2] Cutoff grade for Wilco Measured and Indicated resource is reported at 0.0056 opt Au for oxide mineralisation and 0.042 opt Au for sulphide mineralisation. The Inferred resource is reported at 0.0056 opt Au for oxide, sulphide and carbonaceous ore types; however, a higher opt Au cut-off grade may be required to upgrade the inferred resource to the measured and indicated resource category. Cut-off grade for Jessup is reported at 0.005 opt Au for oxide mineralisation and 0.010 opt Au for transition and sulphide mineralisation;
[3] Wilco and Jessup Resource includes Au equivalent ounces (Aueq.); where Aueq. = (Ag opt X $Ag/oz) + (Au opt X $Au/oz)/$Au/oz, for Au/oz = $750, and Ag/oz = $16. Metallurgical recoveries and net smelter returns are assumed to be 100%.

Mr. William Howald, AIPG Certified Professional Geologist #11041, Rye Patch Gold's CEO and President, is the Qualified Person as defined under National Instrument 43-101. He has verified the information and has reviewed and approved the contents of this news release.

Rye Patch Gold maintains a strict quality control program at all of its projects. Drill samples are picked up on site by ALS Chemex's preparation and analytical facility located in Nevada. Gold analyses are conducted on 1-assay ton prepped samples with gold determined using industry standard fire assay methods, with an atomic absorption finish. Gold over limits are determined using fire assay with a gravimetric finish. Silver is analyzed using ICP-MS with silver over limits determined using aqua-regia digestion with an ICP-AES or AAS finish. Gold and Silver check assays were delivered to Florin Analytical Services LLC of Reno, Nevada. The check assay program repeated gold and silver determinations for approximately 5-percent of the 2007 and 2008 drill programs.

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 09 – 10

Rye Patch Gold Corp. is a Tier 1, Nevada-focused and discovery-driven company seeking to build a sizeable inventory of gold and silver resource assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold and silver projects. Rye Patch Gold is developing its primary assets – the advanced-stage Wilco project located within the emerging Oreana gold trend in west-central Nevada and the Jessup project in Churchill County, Nevada. The Company has established gold and silver resource milestones and time frames in order to build a premier resource development company. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com .

On behalf of the Board of Directors

'William Howald'

William C. (Bill) Howald, CEO & President

For additional information contact:

Rye Patch Gold Corp

Karen Robb, Manager, Investor Relations

info@ryepatchgold.com

Tel.: (604) 638-1588

Fax: (604) 638-1589

www.ryepatchgold.com

This news release contains forward-looking statements, which address future events and conditions, which are subject to various risks and uncertainties. The Company's actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, some of which may be beyond the Company's control. These factors include: the availability of funds; the timing and content of work programs; results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles; project cost overruns or unanticipated costs and expenses, fluctuations in metal prices; currency fluctuations; and general market and industry conditions.

Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

File 82-35799
Exemption 12g3-2(b)

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 09 – 11

RYE PATCH PLANS PROGRAM FOR HIGH-GRADE GOLD AT LINCOLN HILL PROJECT

Vancouver, British Columbia, June 10, 2009 - Rye Patch Gold Corp (TSX-V: RPM; OTC: RPMGF) ("Rye Patch" or the "Company") reports it has refined the geologic model for the Lincoln Hill project over the past several months. Using the results of the surface mapping, rock-chip sampling data, and detailed geologic cross section work, the Company believes it understands the controls of the high-grade gold and silver drilled in LR-013. Based upon the geologic drill sections, there are 14 additional targets within the project that could host similar high-grade gold and silver. The high-grade targets are located within a wider and more extensive area of alteration and stockwork mineralization that represents a secondary, near-surface bulk-tonnage target.

The Company is using its surface rock-chip sampling, geologic mapping and drill cross sections along with an emphasis on surface and down-hole geochemistry to identify the high grade zones, and determine their geometry. Higher grade areas tend to have silver to gold ratios (Ag:Au) of roughly 1:1 similar to the ratio reported in LR-013 and LR-018. Areas proximal to the high grade have Ag:Au ratios of 10:1 as seen in LR-009, while ratios peripheral to the higher grade zones show Ag:Au ratios of >40:1 (LR-010). The targets are being prioritized with the intent of drilling the best targets first. High-grade gold is defined as gold values greater than 8.0 ppm (0.233 opt Au). Table 1 summarizes the above mentioned drill results.

Table 1: Lincoln Hill Project - Selected 2008 Reverse Circulation Drilling Results

Drillhole	Target	Au g/t	Ag g/t	Drillhole interval Metre	From metre	To metre	Total Depth (Metres)
LR-009	Lincoln Hill	2.91	217	3.0	54.9	57.9	112.8
LR-010	Lincoln Hill	0.86	254	9.1	7.6	16.8	152.4
LR-013	Lincoln Hill	27.16	34	21.3	22.9	44.2	160.1
Including		75.44	82	7.6	27.4	35.1	
LR-018	Lincoln Hill	8.92	9	3.0	29.0	32.0	152.4

"As reported in last year's drilling campaign, the Lincoln Hill project has the potential for high-grade gold and silver mineralization. The geologic team has developed a set of criteria that disclose the potential location of high grade gold and silver mineralization on the property. Given the Company's finding costs to date, a program of $1 million dollars could establish a substantive resource of high-grade gold. This would increase the current resource estimates along the Oreana gold trend and show the trend has potential for high-grade gold deposits", stated William C. (Bill) Howald, the Company's CEO and President.

The program is being designed and will incorporate a combination of core and RC drilling. A total of 3,000 metres (9,000 feet) of RC and 2,000 metres of core are being considered.

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 09 – 11

As announced on May 11, 2009 and June 2, 2009, Rye Patch Gold's resources consist of 1,164,000 ounces of gold and gold equivalent in the measured and indicated category plus 2,177,315 ounces of gold and gold equivalent in the inferred category. Table 2 summarizes Rye Patch Gold's precious metal inventory in Nevada, USA.

Table 2: Rye Patch Gold's NI43-101 Resource Inventory

Property	Resource Category[1]	Tons (X 1,000)	Gold Grade opt	Silver Grade opt	Contained Gold Ounces	Contained Silver Ounces	Contained Gold & Gold Equiv. Ounces[3]
Wilco[2]	Measured	8,296	0.020	0.134	164,000	1,111,000	188,000
	Indicated	34,660	0.015	0.105	522,000	3,638,000	600,000
	Inferred	134,303	0.012	0.148	1,660,000	19,871,000	2,084,315
Jessup[2]	Measured	8,571	0.015	0.255	128,000	2,184,000	161,000
	Indicated	13,936	0.012	0.209	172,000	2,906,000	215,000
	Inferred	4,954	0.016	0.231	77,000	1,146,000	93,000
Total Measured Resources					**292,000**	**3,295,000**	**349,000**
Total Indicated Resources					**694,000**	**6,544,000**	**815,000**
Total Inferred Resources					**1,737,000**	**21,017,000**	**2,177,315**

[1] Conforms to 43-101 definitions for resources. All numbers are rounded.
[2] Cutoff grade for Wilco Measured and Indicated resource is reported at 0.0056 opt Au for oxide mineralisation and 0.042 opt Au for sulphide mineralisation. The Inferred resource is reported at 0.0056 opt Au for oxide, sulphide and carbonaceous ore types; however, a higher opt Au cut-off grade may be required to upgrade the inferred resource to the measured and indicated resource category. Cut-off grade for Jessup is reported at 0.005 opt Au for oxide mineralisation and 0.010 opt Au for transition and sulphide mineralisation;
[3] Wilco and Jessup Resource includes Au equivalent ounces (Aueq.); where Aueq. = (Ag opt X $Ag/oz) + (Au opt X $Au/oz)/$Au/oz, for Au/oz = $750, and Ag/oz = $16. Metallurgical recoveries and net smelter returns are assumed to be 100%.

Mr. William Howald, AIPG Certified Professional Geologist #11041, Rye Patch Gold's CEO and President, is the Qualified Person as defined under National Instrument 43-101. He has verified the information and has reviewed and approved the contents of this news release.

Rye Patch Gold Corp. is a Tier 1, Nevada-focused and discovery-driven company seeking to build a sizeable inventory of gold and silver resource assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold and silver projects. Rye Patch Gold is developing its primary assets – the advanced-stage Wilco project located within the emerging Oreana gold trend in west-central Nevada and the Jessup project in Churchill County, Nevada. The Company has established gold and silver resource milestones and time frames in order to build a premier resource development company. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com.

'William Howald'

William C. (Bill) Howald, CEO & President

Suite 1740 – 1177 West Hastings St., Vancouver, BC, V6E 2K3, Canada
Phone 604-638-1588 Fax 604-638-1589 www.ryepatchgold.com

Rye Patch
GOLD CORP.

NEWS RELEASE

No. 09 – 11

For additional information contact:

Rye Patch Gold Corp

Karen Robb, Manager, Investor Relations

info@ryepatchgold.com

Tel.: (604) 638-1588

Fax: (604) 638-1589

www.ryepatchgold.com

This news release contains forward-looking statements, which address future events and conditions, which are subject to various risks and uncertainties. The Company's actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, some of which may be beyond the Company's control. These factors include: the availability of funds; the timing and content of work programs; results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles; project cost overruns or unanticipated costs and expenses, fluctuations in metal prices; currency fluctuations; and general market and industry conditions.

Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

File 82-35799
Exemption 12g3-2(b)

RYE PATCH GOLD CORP.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2009

(Unaudited)

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

Rye Patch Gold Corp.

(An Exploration Stage Company)

Consolidated Balance Sheets

Statement 1

	March 31, 2009 *(Unaudited)*	December 31, 2008 *(Audited)*
ASSETS		
Current		
Cash and cash equivalents	$ 604,833	$ 170,481
Accounts receivable	5,905	192,569
Prepaid expenses	57,913	74,702
	668,651	437,752
Mineral properties *(Note 3)*	2,525,108	2,451,325
Other capital assets *(Note 4)*	71,668	77,816
Reclamation bond *(Note 5)*	108,849	106,514
	$ 3,374,276	$ 3,073,407
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 78,133	$ 310,859
Due to related parties *(Note 7)*	21,234	10,869
	99,367	321,728
SHAREHOLDERS' EQUITY *(Statement 4)*		
Share capital *(Note 6)*	7,846,881	7,389,043
Contributed surplus *(Note 6)*	2,776,163	2,345,365
Deficit *(Statement 2)*	(7,348,135)	(6,982,729)
	3,274,909	2,751,679
	$ 3,374,276	$ 3,073,407

Continuing operations *(Note 1)*
Commitments & contingencies *(Note 8)*

ON BEHALF OF THE BOARD:

"Joe Kajzso"
______________________________, Director

"William Howald"
______________________________, Director

- See Accompanying Notes –

Rye Patch Gold Corp. Statement 2

(An Exploration Stage Company)
Consolidated Statements of Operations and Deficit
For the three months ended March 31
(Unaudited)

	2009	2008
Mineral property operations *(Note 3)*		
Mineral property expenses		
Exploration costs	$ 72,966	$ 74,515
	72,966	74,515
Administrative expenses		
Accounting and audit *(Note 7)*	15,000	13,500
Amortization	6,148	5,640
Insurance	17,683	16,836
Investor relations	14,397	48,764
Legal fees	3,794	3,027
Management fees *(Note 7)*	76,805	48,455
Office and administration	24,251	13,253
Rent	39,771	22,942
Stock-based compensation *(Note 6)*	8,754	70,170
Travel	13,855	15,503
Transfer agent and filing fees	9,055	6,815
Wages and bonuses	66,323	43,675
Recovery of administrative overhead	-	(1,824)
	295,836	306,756
Other income		
Interest income	217	23,443
Foreign exchange gain	3,179	-
	3,396	23,443
Net loss for the period	(365,406)	(357,828)
Deficit – beginning of the period	(6,982,729)	(2,972,902)
Deficit – end of the period	$ (7,348,135)	$ (3,330,730)
Loss per share – basic and fully diluted	$ 0.01	$ 0.01
Weighted average number of shares outstanding – basic and fully diluted	38,972,117	27,948,617

- See Accompanying Notes –

Rye Patch Gold Corp. Statement 3

(An Exploration Stage Company)
Consolidated Statements of Cash Flows
For the three months ended March 31
(Unaudited)

	2009	2008
CASH RESOURCES PROVIDED BY (USED IN)		
Operating activities		
Net loss for the period	$ (365,406)	$ (357,828)
Items not involving cash		
Amortization	6,148	5,640
Stock-based compensation	8,754	70,170
Foreign exchange gain	(2,335)	-
Changes in non-cash working capital items		
Accounts receivable	186,664	(17,233)
Due to related parties	10,365	(9,821)
Prepaid expenses	16,789	22,619
Accounts payable and accrued liabilities	(232,725)	(34,524)
	(371,746)	(320,977)
Investing activities		
Mineral properties	(73,784)	(55,272)
Reclamation bond	-	(3,578)
	(73,784)	(58,850)
Financing activities		
Shares and warrants issued for cash	940,400	-
Share issue costs	(60,518)	-
	879,882	-
Net increase (decrease) in cash and cash equivalents	434,352	(379,827)
Cash and cash equivalents – beginning of the period	170,481	2,447,983
Cash and cash equivalents – end of the period	$ 604,833	$ 2,068,156
Cash and cash equivalents are composed of:		
Cash in bank	$ 604,833	$ 268,156
Short-term deposits	-	1,800,000
	$ 604,833	$ 2,068,156
Supplemental non-cash information		
Interest received	$ 217	$ 23,443
Cash paid for finder's fee	$ 43,473	$ -

- See Accompanying Notes –

Rye Patch Gold Corp.

Statement 4

(An Exploration Stage Company)

Consolidated Statements of Shareholder's Equity

For the year ended December 31, 2008 (audited) and the three months ended March 31, 2009

(Unaudited)

Issued and fully paid:	Number of common shares	Amount	Contributed surplus	Deficit	Total Shareholders' Equity
Balance as at December 31, 2007	27,948,617	$ 5,837,303	$ 1,930,439	$ (2,972,902)	$ 4,794,840
Issued for private placement (Note 6a)	5,000,000	1,250,000	-	-	1,250,000
Issued for private placement (Note 6b)	1,060,000	265,000	-	-	265,000
Issued for private placement (Note 6d)	2,254,167	135,250	135,250	-	270,500
Issued for mineral property interest (Notes 3d and 6c)	100,000	20,000	-	-	20,000
Share issue costs	-	(118,510)	-	-	(118,510)
Stock-based compensation	-	-	279,676	-	279,676
Net loss	-	-	-	(4,009,827)	(4,009,827)
Balance as at December 31, 2008	36,362,784	7,389,043	2,345,365	(6,982,729)	2,751,679
Issued for private placement (Note 6d)	4,881,666	322,882	262,918	-	585,800
Issued for private placement (Note 6e)	2,955,000	195,474	159,126	-	354,600
Share issue costs	-	(60,518)	-	-	(60,518)
Sock-based compensation	-	-	8,754	-	8,754
Net loss	-	-		(365,406)	(365,406)
Balance as at March 31, 2009	44,199,450	$ 7,846,881	$ 2,776,163	$ (7,348,135)	$ 3,274,909

1. Continuing operations

The Company was incorporated under the British Columbia Business Corporations Act on April 13, 2006.

The Company is an exploration stage company and is engaged principally in the acquisition and exploration of mineral properties. The recovery of the Company's investment in its mineral properties is dependent upon the future discovery, development and sale of minerals, and the ability to raise sufficient capital to finance these activities or the proceeds from the sale of these properties.

These consolidated financial statements have been prepared on the basis that the Company is a going concern. This assumes that the Company will continue operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The ability of the Company to continue as a going concern is dependent on obtaining additional financing through the issuance of common shares. These consolidated financial statements do not reflect the adjustments or reclassifications necessary if the Company was unable to continue operations.

2. Significant accounting policies

Basis of presentation

These interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and follow the same accounting policies and methods of application as the annual financial statements. These interim financial statements do not include in all respects the annual disclosure requirements of GAAP and should be read in conjunction with the most recent annual financial statements. These accounting principles include the following significant policies:

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Rye Patch Gold US Inc. (individually and collectively, the "Company").

Cash and cash equivalents

Cash and cash equivalents consist of balances and investments in highly liquid short-term deposits with maturity at the date of purchase of twelve months or less.

Use of estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

Significant estimates used in the preparation of these consolidated financial statements include, amongst others, the useful lives of other capital assets, determination of the net recoverable amount of assets, share based compensation, determination of future tax assets and liabilities, and contingencies.

2. Significant accounting policies - *continued*

Mineral properties

The Company accounts for its mineral property interests by capitalizing the costs of acquisition, by property, and by expensing to operations the costs of exploration. Sale and option proceeds received will be credited against the capitalized acquisition cost of the related interests, with any excess being credited to operations. Gains or losses will not be recognized on the partial sale or disposition of interests, except when a significant disposition of reserves has been made. Future exploration and development costs will be capitalized for a property when the existence of a proven or probable mineral reserve on that property has been established. If commercial production commences, the net capitalized costs will be charged to future operations using the unit-of-production method based on estimated recoverable reserves by property. The net costs related to abandoned properties are written off to operations.

The Company reviews the carrying value of its mineral property interests whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts. This is determined by comparing the carrying value to estimated future operating results and undiscounted cash flows. An impairment loss is recognized when the carrying value of these assets exceeds their estimated fair value and is not recoverable.

Environmental expenditures

The operations of the Company have been, and may in the future be, affected by changes in environmental regulations, including those relating to future reclamation and site restoration. The likelihood of new regulations and their overall effect upon the Company are unknown and unpredictable. The Company plans to meet and, if possible, surpass standards set by legislation, by applying technically proven and economically feasible measures.

Environmental expenditures relating to ongoing environmental and reclamation programs will be charged to operations as incurred, or capitalized and amortized, depending on their future economic benefits, over the estimated remaining life of the related business operation, net of expected recoveries. These costs will be recognized when the ultimate liability is reasonably determinable. Management's estimate of reclamation and restoration costs has not been included in these consolidated financial statements as the amount is not currently material.

Other capital assets

Other capital assets are recorded at cost and amortized over their estimated useful lives. The Company records amortization on a declining balance basis for equipment and furniture, and on a straight-line basis for leasehold improvements, at the following rates. The amortization rates are reduced by one-half in the years of acquisition and disposal, except in the case of leasehold improvements which are depreciated at the full rate.

Computer equipment	45%
Computer software	100%
Office furniture and equipment	20%
Exploration equipment	20%
Leasehold improvements	20%
Vehicles	30%

2. Significant accounting policies - *continued*

Foreign currency translation

The Company's reporting currency is the Canadian dollar. The Company's subsidiary is financially and operationally integrated with the Company, and its financial statements are translated into Canadian dollars using the temporal method. Under this method, foreign currency balances and transactions are translated into Canadian dollars as follows:

- monetary assets and liabilities at the rate of exchange prevailing at the balance sheet dates;
- non-monetary assets and liabilities at the applicable historical exchange rates; and
- revenues and expenses at the average rates of exchange during the period, other than amortization which is translated at historical rates.

The resultant foreign exchange gains and losses are included in operations.

Income taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future tax assets and liabilities are determined, using enacted or substantially enacted income tax rates at each balance sheet date, based on the differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences) and losses carried forward. When the future realization of income tax assets does not meet the test of more likely than not, a valuation allowance is recognized.

Stock based compensation

From time to time, the Company grants options to directors, officers, consultants and employees to purchase common shares. The Company accounts for its stock-based compensation plan using the fair-value method. Compensation costs, equal to the fair value of the stock options on the date of grant, are recognized in operations, with an offsetting credit to contributed surplus, for options granted to employees, officers and directors over the period during which the related options vest. Compensation costs are recognized in operations, with an offsetting credit to contributed surplus, for options granted to non-employees based on the fair value of the options at the date granted. Consideration paid upon exercise of stock options, along with the applicable amount of contributed surplus, is credited to share capital.

Loss per share

Basic loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the reporting period. The diluted loss per share is the same as basic loss per share.

2. Significant accounting policies – *continued*

Future accounting pronouncements

a) Consolidated financial statements and non-controlling interests.
In January 2009, the CICA issued the new handbook Section 1601, "Consolidated Financial Statements", and Section 1602, "Non-controlling Interests", effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of these recommendations is permitted. These pronouncements further align Canadian GAAP with US GAAP and IFRS. Sections 1601 and 1602 change the accounting and reporting for ownership interest in subsidiaries held by parties other than the parent. Non-controlling interests are to be presented in the consolidated statement of financial position within equity but separate from the parent's equity. The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statement of income. In addition, these pronouncements establish standards for a change in a parent's ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. They also establish reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. The Company is currently considering the impact of adopting these pronouncements on its consolidated financial statements in fiscal 2011 in connection with the conversion to IFRS.

b) Business combinations
In January 2009, the CICA issued the new handbook Section 1582, "Business Combinations" effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of Section 1582 is permitted. This pronouncement further aligns Canadian GAAP with US GAAP and IFRS and changes the accounting for business combinations in a number of areas. It establishes principles and requirements governing how an acquiring company recognizes and measures in its financial statements identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquire, and goodwill acquired. The section also establishes disclosure requirements that will enable users of the acquiring company's financial statements to evaluate the nature and financial effects of its business combinations. Although the Company is considering the impact of adopting this pronouncement on the consolidated financial statements, it will be limited to any future acquisitions beginning in fiscal 2011.

c) Convergence with International Financial Reporting Standards ("IFRS")
In February 2008, the CICA Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to the Company's reporting no later than in the first quarter of 2011, with restatement of comparative information presented. The conversion to IFRS will impact the Company's accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency activities, certain contractual arrangements, capital requirements and compensation arrangements. The Company is currently evaluating the future impact of IFRS on its financial statements and will continue to invest in training and additional resources to ensure a timely conversion.

3. Mineral properties

Expenditures on mineral properties during the year ended December 31, 2008 and the three months ended March 31, 2009.

	Wilco - Newmont Property (Note 3a)	Coal Canyon Property (Note 3b)	Gold Ridge Property (Note 3c)	Jessup Property (Note 3d)	Lincoln Hill Property (Note 3e)	Keystone Property (Note 3f)	Total
Acquisition costs							
Acquisition costs as at December 31, 2007	$ 539,868	$ 96,574	$ 60,152	$ 1,379,205	$ 101,480	$ -	$ 2,177,279
Initial acquisition costs	16,000	-	-	13,867	87,475	-	117,342
Royalty payments	16,000	-	-	89,602	-	-	105,602
Legal and permits	2,329	404	-	3,625	5,403	1,123	12,884
Holding costs	26,980	11,734	16,934	15,379	11,441	30,580	113,048
Staking costs	15,433	802	1,155	15,009	313	1,972	34,684
Total acquisition costs for fiscal 2008	76,742	12,940	18,089	137,482	104,632	33,675	383,560
Write-down of acquisition costs	-	(109,514)	-	-	-	-	(109,514)
Cumulative acquisition costs as at December 31, 2008	**$ 616,610**	**$ -**	**$ 78,241**	**$ 1,516,687**	**$ 206,112**	**$ 33,675**	**$ 2,451,325**
Exploration expenditures							
Exploration expenditures on active properties as of December 31, 2007	$ 1,619,889	$ 20,755	$ 13,551	$ 15,750	$ 2,406	$ -	$ 1,672,351
Geological	237,203	240	4,678	93,232	111,324	69,616	516,293
Geophysical	868	-	-	21,080	-	44,940	66,888
Geochemical	269,654	-	7,723	154,420	94,389	16,482	542,668
Drilling	655,785	-	25,338	210,668	290,791		1,182,582
Travel and overhead	3,264	-	-	4,717	5,853	-	13,834
Total exploration expenditures charged to operations for fiscal 2008	1,166,774	240	37,739	484,117	502,357	131,038	2,322,265
Cumulative expenditures on active properties charged to operations as of December 31, 2008	**$ 2,786,663**	**$ 20,995**	**$51,290**	**$499,867**	**$504,763**	**$131,038**	**$3,994,616**

3. Mineral properties - *continued*

	Wilco-Newmont Property (Note 3a)	Gold Ridge Property (Note 3c)	Jessup Property (Note 3d)	Lincoln Hill Property (Note 3e)	Keystone Property (Note 3f)	Total
Acquisition costs						
Acquisition costs as at December 31, 2008	$ 616,610	$ 78,241	$ 1,516,687	$ 206,112	$ 33,675	$ 2,451,325
Royalty payments	-	-	47,233	-	-	47,233
Legal and permits	646	-	-	1,044	-	1,690
Holding costs	24,860	-	-	-	-	29,860
Total acquisition costs for the period ended March 31, 2009	25,506	-	47,233	1,044	-	73,784
Cumulative acquisition costs as at March 31, 2009	**$ 642,116**	**$ 78,241**	**$ 1,563,920**	**$ 207,156**	**$ 33,675**	**$ 2,525,108**
Exploration expenditures						
Exploration expenditures on active properties as of December 31, 2008	$ 2,786,663	$ 51,290	$ 499,867	$ 504,763	$ 131,038	$ 3,973,619
Geological	34,377	-	22,370	7,843	233	64,723
Geochemical	4,316	-	-	-	-	4,316
Travel and overhead	1,130	-	932	932	932	3,926
Total exploration expenditures charged to operations for the period ended March 31, 2009	39,824	-	23,202	8,775	1,165	72,966
Cumulative expenditures on active properties charged to operations as of March 31, 2009	**$ 2,826,486**	**$ 51,290**	**$ 523,069**	**$ 513,538**	**$ 132,203**	**$ 4,067,582**

a) Wilco - Newmont Property

On December 15, 2005, North American Diversified Resources Corporation ("NADR") and Newmont Mining Corporation ("Newmont"), the lessor of the property, entered into a Mining Lease and Sublease agreement (the "Agreement") on the Wilco Property claims in Pershing County, Nevada. On April 20, 2006, NADR assigned its rights and interests under the Agreement to the Company. In consideration of this assignment, the Company issued 4,500,000 shares to NADR and 500,000 shares to a third party identified by NADR. These shares were valued at $500,000. Neither party was related to the Company at the time of the acquisition. The Company also paid NADR US$150,000.

3. **Mineral properties** - *continued*

a) Wilco - Newmont Property - *continued*

Under the Agreement, the Company is obligated to make the following future minimum expenditures on this property:

		Amount	
By December 15, 2007	US$	600,000	Requirement met
By December 15, 2008		100,000	Requirement met
By December 15, 2009		500,000	Requirement met
By December 15, 2010		1,800,000	
	US$	3,000,000	

If the Company does not make the required expenditures, during any period ending on an anniversary date, the Company can pay Newmont 150% of the shortfall, in cash, within 30 days of that date, if the Company wishes to retain its interest. Beginning on December 15, 2011, the sixth anniversary of the Agreement, and each anniversary date thereafter, the Company is also obligated to pay Newmont, an annual rent of US$84,714 in cash within 30 days of each anniversary date, if at least US$500,000 was not spent on the property in the preceding anniversary year. This annual rent will fluctuate with the Consumer Price Index.

The Company is also obligated to pay the owner of certain mining claims a net smelter return ("NSR") of between 2% and 5% (calculated based on the monthly price of gold), and advanced royalty payments of US$15,000 annually until 2012 (paid up to date), and US$20,000 every year thereafter.

Newmont may enter into a joint venture agreement with the Company at any time up to the date that is 120 days after the Company delivers a feasibility study to Newmont. If a joint venture commences, Newmont has the option of spending US$15,000,000 on the property by the 8th anniversary date of this agreement (Phase I Earn-In Expenditures). Newmont's initial interest in the joint venture will be 60%, and the Company's interest will be 40%, if Newmont makes the required expenditures. Newmont will earn an additional 10% interest if it notifies the Company within 90 days of completing the Phase 1 Earn-in Expenditures, and by spending an additional US$5,000,000. If a joint venture commences, the Company will not be required to make any further minimum expenditures on the property. If Newmont does not exercise the joint venture option, elects not to proceed with the joint venture after the joint venture agreement is signed or fails to complete the Phase 1 Earn-in Expenditures, then Newmont will sell its interest in the property to the Company for US$2,000,000, which may be partially payable in shares of the Company, at the discretion of the Company (Note 8b).

Newmont's interest in the property will then be reduced to an NSR of 2% to 5%, calculated on a sliding scale depending on the price of gold at the time of production, in respect of gold, silver and platinum group metals production and a 3.5% NSR in respect of all other mineral production. The Newmont NSR will be offset by any other existing underlying NSRs, to a minimum of 2%. A portion of the property is also subject to a 2% NSR payable to Western States Minerals Corporation.

The Company may terminate the Agreement at any time upon 60 days notice. Newmont may terminate the agreement on 60 days notice if the Company defaults on any of its obligations.

3. Mineral properties - *continued*

a) Wilco - Newmont Property - *continued*

In December 2006, the Company acquired another nine mining claims to add to the Wilco-Newmont property, by way of staking. The Company owns 100% of these new claims.

On March 21, 2007, the Company signed a letter agreement with H&M Mining, Inc. to lease the Valley View mining claim, Pershing County, Nevada. The initial lease is for 20 years, subject to the Company's option to extend the lease for a further two 20 year periods. An NSR of 1% to 3%, depending on the price of gold at the time of production, is payable in respect of mineral production. All minimum payments made, and NSRs paid, can be applied to an option purchase price of US$1,000,000. The Company is obligated to make the following minimum payments pursuant to the agreement:

		Amount	
Initial payment	US$	10,000	Paid
By March 21, 2008		15,000	Paid
By March 21, 2009		20,000	Paid
By March 21, 2010		25,000	
By March 21, 2011		40,000	
By March 21, 2012 and every year thereafter		40,000	

b) Coal Canyon Property

In August 2006, the Company acquired, through staking, 204 Lode Mining Claims in Pershing County, Nevada. The Company owns 100% of these claims. On September 1, 2008, the Company relinquished 80 Lode Mining Claims, and continues to maintain 124 Lode Mining Claims that cover a portion of the Oreana gold trend. The Company wrote down the acquisition costs of the property in December 2008 when it decided not to conduct further exploration of the property at this time.

c) Gold Ridge Property

In November 2006, the Company acquired, through staking, 127 Lode Mining Claims in Pershing County, Nevada. The Company owns 100% of these claims. In April 2009, the Company acquired, through staking, an additional 108 Lode Mining Claims to cover open ground along the Oreana gold trend.

d) Jessup Property

On September 27, 2007, the Company acquired the Jessup project located in Churchill County, Nevada, from Midway Gold Corp. ("Midway"). The Jessup project is comprised of 36 unpatented mining claims owned by Midway and one patented mining claim and 99 unpatented mining claims held under various leases.

3. **Mineral properties** - *continued*

d) Jessup Property - *continued*

In consideration the Company issued a total of 2,000,000 units of the Company to Midway. The shares comprising the Units are subject to additional resale restrictions over two years commencing September 28, 2007, with 20% of the shares to be released for resale on September 28, 2007 and 6, 12, 18, and 24 months thereafter.

The Company also reimbursed Midway for the costs incurred in connection with the Jessup Project (US$246,367), which included US$29,000 in advanced royalty payments to underlying claim owners and US$17,367 in claim maintenance fees.

The underlying lease obligations on the 96 unpatented Snowwave claims are:

		Amount	
Monthly in 2007	US $	6,000	Paid
Monthly in 2008		7,000	Paid
Monthly in 2009		8,000	Paid up to date
Monthly in 2010 and every month thereafter		9,000	

The underlying lease obligations on the other three unpatented Mough claims are:

		Amount	
In 2008	US $	8,000	Paid
In 2009		9,000	Paid
In 2010, and every year thereafter		10,000	

The underlying lease obligation on the patented Victory claim is:

		Amount	
In 2008 up to and including 2010	US $	5,000	Paid for 2009
In 2011 up to and including 2015		10,000	
In 2016 up to and including 2020		20,000	
In 2021 and every year thereafter		30,000	

These claims are subject to production royalties ranging between 1% and 5%. The 96 unpatented claims are also subject to a 1.6% NSR. The Company may also purchase some of the properties and portion of the production royalties for amounts ranging from between US$250,000 and US$3 million, depending on the property, when the option is exercised or the purchase is made.

The Company has also expanded the size of the property by staking 73 new unpatented mining claims.

3. Mineral properties - *continued*

e) Lincoln Hill Property

On November 7, 2007, the Company entered into a letter of intent ("LOI") with Mountain Gold Exploration, Inc. ("MGE") and Lane Griffin (collectively, the Lessors) for the lease of certain properties and mineral rights owned or controlled by the Lessors. The property is comprised of one patented lode claim and 34 unpatented mining claims, of which 28 claims are owned by the Lessors and seven claims are controlled by MGE pursuant to an underlying option agreement. The lease is for 20 years, renewable on certain conditions.

The Company is required to make the following advanced royalty payments to the Lessors to be credited towards the Lessors' NSR:

		Amount	Number of shares	
On signing the LOI Agreement	US$	50,000	100,000	Paid and issued
November 2008		60,000	100,000	Paid and issued
November 2009		65,000	100,000	
November 2010		70,000	150,000	
November 2011		75,000	150,000	
November 2012		80,000	150,000	
Each year thereafter		80,000		

In addition, the Company is required to make the following minimum exploration expenditures:

		Amount	
By November 2008	US$	100,000	Requirement met
By November 2009		200,000	Requirement met
By November 2010		300,000	Requirement met
By November 2011		500,000	
By November 2012		1,000,000	

The Company also paid US$5,770 that remained under the underlying option agreement. The Company is also required to make quarterly payments for the lease agreement assigned to the Company. The Company paid US$1,227 during 2007 and US$2,029 in 2008 as payments under this agreement. The lessors retain a 4% NSR on the property, 1% of which the Company may purchase for US$1 million during the first seven years of the lease, and an additional 1% NSR which may be purchased for US$3 million during the first 10 years of the lease. The lessors also reserve the right to explore for and mine certain other minerals on the property.

e) Keystone South Property

On February 6, 2008, the Company entered into option agreement with Barrick Gold Exploration Inc. to acquire the Keystone South property consisting of 207 unpatented lode claims. Pursuant to the agreement, the Company may acquire a 60% interest in the property by incurring minimum exploration expenditures totalling US$1 million over four years as following:

3. Mineral properties - *continued*

f) Keystone South Property - *continued*

		Amount	
By January 2009	US$	150,000	Requirement met
By January 2010		200,000	
By January 2011		300,000	
By January 2012		350,000	

Upon the Company exercising the option, Barrick may elect to enter into a 40/60 joint venture with the Company, with the Company holding 60%, or divest all of its interest in the property to the Company in return for a 2% NSR. This agreement does not contain a back-in clause.

4. Other capital assets

	Cost	Accumulated amortization	**Net book value March31, 2009**	**Net book value December 31, 2008**
Computer equipment	$ 33,712	$ 19,925	$ 13,787	$ 15,715
Computer software	11,681	10,864	817	1,339
Office furniture and equipment	61,139	23,211	37,928	40,110
Exploration equipment	2,025	664	1,361	1,448
Leasehold improvements	25,255	9,011	16,244	17,507
Vehicle	2,997	1,466	1,531	1,697
	$ 136,809	$ 65,141	$ 71,668	$ 77,816

5. Reclamation bond

As of March 31, 2009, the Company had deposited US$87,107 as a reclamation bond with the Bureau of Land Management in Nevada (December 31, 2008 - US$87,107).

6. Share capital and contributed surplus

Authorized: unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

a) On May 16, 2008, the Company closed a private placement for 5,000,000 common shares at a price of $0.25 for gross proceeds of $1,250,000. A finder's fee of $75,000 was paid in connection with this private placement.

b) On May 22, 2008, the Company completed a private placement for 1,000,000 common shares at a price of $0.25 per share for gross proceeds of $250,000. The Company issued 60,000 common shares as a finder's fee in connection with this private placement.

6. Share capital and contributed surplus - *continued*

c) On November 4, 2008, the Company issued 100,000 shares on the acquisition of the Lincoln Hill property (Note 3e). The deemed issue price of these shares was the trading value on the date the shares were issued.

d) The Company completed a non-brokered private placement for a total 7,135,833 units, with a first tranche of 2,254,167 units closed on December 31, 2008 and a second tranche of 4,881,666 units closed on February 23, 2009, at a price of $0.12 per unit for total gross proceeds of $856,300. Each unit consists of one common share and one common share purchase warrant exercisable into one common share at a price of $0.15 for a period of two years from the closing date. A fair value based on the Black-Scholes Option Pricing Model of $135,250 and $262,918 was assigned to the warrants issued on the first and second tranches, respectively.

A finders' fee of $25,920 were paid in connection with this private placement. The securities issued under this private placement are subject to a four months hold period from the closing date.

e) On March 11, 2009, the Company closed a non-brokered private placement of 2,955,000 units at a price of $0.12 per unit for gross proceeds of $354,600. Each unit consists of one common share and one common share purchase warrant entitling the holder to purchase one common share of the Company at a price of $0.15 until March 11, 2011. A fair value of $159,126 was assigned to these warrants based on the Black-Scholes Option Pricing Model. The Company also paid $14,616 of finder's fees in a connection with this private placement.

Warrants

	Number of warrants	Weighted average exercise price
Outstanding, December 31, 2007	6,281,375	0.79
Issued during the year	2,254,167	0.15
Outstanding, December 31, 2008	8,535,542	0.62
Issued during the period	7,836,666	0.15
Outstanding, March 31, 2009	16,372,208	$ 0.40

Warrants outstanding as at March 31, 2009 were:

Expiry date	Exercise price	Number of warrants	Weighted average exercise price	Weighted average remaining contractual life (years)
July 19, 2009	$ 0.75	5,281,375	$ 0.75	0.30
September 28, 2009	1.00	1,000,000	1.00	0.50
December 31, 2010	0.15	2,254,167	0.15	1.75
February 23, 2011	0.15	4,881,666	0.15	1.90
March 11, 2011	0.15	2,955,000	0.15	1.95
		16,372,208	$ 0.40	1.29

6. Share capital and contributed surplus - *continued*

The weighted average fair value of the warrants issued during the period was $0.05 (2008 - $Nil). During the three months ended March 31, 2009, under the fair-value-based method, $422,044 (2008 - $Nil) was recorded in contributed surplus for the warrants issued during the period.

Stock options

Effective September 5, 2006, the Company adopted a stock option plan. Under this plan, the Company may grant options of up to 10% of its outstanding common shares to its directors, officers, employees and consultants. The exercise price of the share purchase options will be no less than the closing price of the shares on the Exchange on the business day immediately before the date of granting of the option, unless the Exchange permits discounts, or allows some other minimum exercise price.

A quarter of the options granted vest on the date of grant and a quarter will vest every six months thereafter. Options will expire five years from the date granted.

	Number of options	Weighted average exercise price
Outstanding, December 31, 2007	2,325,000	0.48
Granted	400,000	0.40
Expired	(520,000)	(0.49)
Outstanding, December 31, 2008 and March 31, 2009	2,205,000	$ 0.47

Options outstanding as at March 31, 2009 were:

	Options outstanding				Options exercisable	
Expiry date	Exercise price	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price
December 31, 2009	$ 0.40	40,000	$ 0.40	0.75	35,000	$ 0.40
December 31, 2009	$ 0.45	15,000	0.45	0.75	11,250	0.45
October 12, 2011	$ 0.50	825,000	0.50	2.53	825,000	0.50
January 19, 2012	$ 0.40	100,000	0.40	2.80	100,000	0.40
January 19, 2012	$ 0.50	150,000	0.50	2.80	150,000	0.50
March 14, 2012	$ 0.50	200,000	0.50	2.95	200,000	0.50
July 19, 2012	$ 0.50	90,000	0.50	3.30	90,000	0.50
October 18, 2012	$ 0.45	400,000	0.45	3.55	300,000	0.45
June 10, 2013	$ 0.40	385,000	0.40	4.19	192,500	0.40
		2,205,000	$ 0.47	3.07	1,903,750	$ 0.47

During the three months ended March 31, 2009, under the fair-value-based method, $8,754 (2008 - $70,170) in stock-based compensation expense was recorded in the consolidated statements of operations for the options vested during the period.

6. Share capital and contributed surplus - *continued*

Brokers' options

On July 19, 2007, the Company granted to its agent 900,000 compensation options to purchase 900,000 common shares of the Company at a price of $0.50 until July 19, 2009. A fair value of $249,793 was assigned to these compensation options.

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)
Outstanding, December 31, 2007, 2008, and March 31, 2009	900,000	$ 0.50	0.30

Stock-based compensation

The fair value of each option granted and warrants issued were estimated on the date of grant using the Black-Scholes option pricing model, recognizing forfeitures as they occur, using the following weighted average assumptions:

	2009	2008
Risk-free interest rate	1.12%-1.25%	3.37%-1.09%
Expected volatility	195%	151%-190%
Expected years of option life	2 years	2-5 years
Expected dividend	$Nil	$Nil

Escrowed shares

An aggregate of 6,125,000 shares were placed in escrow in accordance with two escrow agreements dated June 13, 2007 and July 8, 2007, of which a total of 612,500 shares were released in 2007, 3,981,250 shares in 2008; and the balance of 1,531,250 shares was released during the quarter ended March 31, 2009.

7. Related party transactions

Related party transactions are recorded at the exchange amount as agreed to by the parties. Related party transactions not otherwise disclosed in these financial statements were:

a) The Company incurred legal fees of $3,450 (2008 - $2,511), and share issue costs of $18,337 (2008 - $Nil) with a legal firm in which the Corporate Secretary is a partner. As at March 31, 2009, $8,236 (December 31, 2008 - $5,619) was owed to this firm.

b) The Company incurred accounting and administrative fees of $15,000 (2008 - $10,000) with a company of which the Chief Financial Officer is the President and a director. As at March 31, 2009, $5,250 (December 31, 2008 - $5,250) was owed to this company.

7. Related party transactions - *continued*

c) During the three months ended March 31, 2009 the Company paid $42,004 (2008 - $24,232) in management fees to a company controlled by its President, and $34,801 (2008 - $24,223) to a company controlled by its Chairman. As at March 31, 2009 $7,748 (2008 - $Nil) was owed to these companies.

d) The Company incurred $Nil (2008 - $36,395) for rent and administrative expenses on behalf of a company with directors in common. As of March 31, 2009, $Nil (December 31, 2008 - $Nil) was owed by this company.

8. Commitments and contingencies

a) The Company has commitments under operating leases for its premises in Vancouver, British Columbia, for an approximate minimum annual rent of $93,000 until December 31, 2011, and in Reno, Nevada, for a minimum annual rent of US$49,000 until July 31, 2009.

b) As disclosed in Note 3a, if Newmont does not exercise the joint venture option by the 120th day of receipt of a feasibility study from the Company, elects not to proceed with the joint venture after the joint venture agreement is signed, or fails to complete the Phase 1 Earn-in Expenditures, it will be obligated to sell its interest in the Wilco – Newmont property to the Company for US$2,000,000, which may be partially payable in shares at the discretion of the Company.

9. Operating segment information

The Company operates in one industry segment within two geographical areas, Canada and the state of Nevada in the United States of America. The mineral properties are held solely in the Nevada segment.

The following table shows the other capital assets at March 31, 2009 attributable to each operating segment:

	March 31, 2009	December 31, 2008
Canada	$ 41,989	$ 45,168
Nevada, United States	29,679	32,648
	$ 71,668	$ 77,816

10. Financial instruments and risk management

The Company has designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable, accrued liabilities and due to related parties are classified as other financial liabilities, which are measured at fair value. The Company had neither available-for-sale, nor held-to-maturity instruments during the three months ended March 31, 2009.

Transaction costs directly attributable to the acquisition or issue of financial instruments are recognized in operations in the period incurred.

10. Financial instruments and risk management - *continued*

The Company's operations consist of the acquisition, exploration and development mineral resource properties in North America. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of being affected by these risks, which may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks. When material, these risks are also reviewed and monitored by the Board of Directors.

a) Credit risk
Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements. The Company manages this risk by only entering into contracts with counterparties who have sufficient financial strength to minimize the risk of a financial default.

(i) Trade credit risk
The Company is in the exploration stage and has not yet commenced commercial production. Therefore, the Company is not exposed to significant trade credit risk.

(ii) Cash and cash equivalents
In order to manage credit and liquidity risk to minimize the likelihood of a loss, the Company invests only in highly rated investment grade instruments that have maturities of three months or less. Monetary limits are also established based on the type of investment, the counterparty and the credit rating.

(iii) Derivative financial instruments
As at December 31, 2008, the Company has no derivative financial instruments.

b) Liquidity risk
The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements and its exploration and development plans. The annual budget is approved by the Board of Directors. The Company ensures that there are sufficient cash balances to meet its short-term business requirements.

c) Currency risk
The Company's property interests in the United States subject it to foreign currency fluctuations and inflationary pressures which may adversely affect the Company's financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian dollar and foreign currencies.

A one cent change in the US/Cdn dollar currency rate changes the results of operations by $3,000.

The Company does not invest in derivatives to mitigate these risks.

10. Financial instruments and risk management - *continued*

d) Interest rate risk
The Company limits its exposure to interest rate risk as it invests only in short term investments at major Canadian financial institutions.

A one percent change in interest rates changes the results of operations by $1,000.

e) Fair value disclosures
The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and amounts due to related parties approximate their fair value based on their short term nature.

f) Commodity price risk
The ability of the Company to develop its mineral properties and the future profitability of the Company will be directly related to the market price of gold.

11. Management of capital

The Company's shareholders' equity is considered to be its capital. The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk level.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing development efforts, the Company does not pay out dividends.

The Company expects its current capital resources will be sufficient to carry out its exploration plans and operations through to the end of 2009.

RYE PATCH GOLD CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
for the three months ended March 31, 2009

Date of Report

The following Management Discussion and Analysis ("MD&A") for Rye Patch Gold Corp. ("Rye Patch" or the "Company") is prepared as of May 27, 2009, and should be read in conjunction with the unaudited consolidated financial statements for the three months ended March 31, 2009 and the audited consolidated financial statements for the year ended December 31, 2008. Except as noted, all dollar amounts contained in this MD&A and in the financial statements are in Canadian dollars.

Accounting Principles

The Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"), as described in Note 1 to the Financial Statements. This is consistent with prior periods.

Management's Responsibility for Financial Statements

The information provided in this MD&A, including the Financial Statements, is the responsibility of management.

Company Overview

Rye Patch Gold Corp. is an exploration stage company engaged in the acquisition and exploration of gold properties located in the politically stable mining state of Nevada, United States of America. The Company is designed to provide its shareholders with exceptional leverage to a rising gold price. The Company's business plan is to increase its gold ounce resource through continued acquisition of resource projects and through organic growth on its existing project portfolio, but not to go into production on its own. Over the past two years, the Company acquired interests in four projects covering over 78 square kilometres within Nevada's prolific gold trends. The Company controls two advance-stage resource projects – Wilco and Jessup - and has acquired one mid-stage project with significant high-grade resource potential, Lincoln Hill/Gold Ridge and one early-stage project with well defined drill targets - Keystone South. In April 2009, the Company acquired over 10 square kilometres of additional lands through staking of claims between the Wilco and Lincoln-Hill projects. The Company now controls almost 95 square kilometres in Nevada with 65 square kilometres located along the emerging Oreana gold trend.

Through 2007 and 2008, as the price of gold moved higher, Rye Patch completed exploration activities on all its projects, and NI 43-101 compliant technical reports at the Wilco and Jessup projects. The Company's goal of having ten million ounces of gold to its account within the next three years is taking shape and within reach. The Company intends achieving this growth through the acquisition of resource-based projects and organic growth in its existing project portfolio. Rye Patch's common shares trade in Canada on the TSX Venture Exchange ("Exchange") under the symbol "RPM" and its warrants trade on the Exchange under the symbol "RPM.WT". The Company also trades in the United States of America on the OTC market under the symbol "RPMGF". On November 4, 2008, the Company achieved Tier 1 status on the Exchange. Tier 1 represents the Exchange's premier Tier and is reserved for the Exchange's most advanced Issuers.

Mr. William C. (Bill) Howald, AIPG, Certified Professional Geologist # 11041, Rye Patch Gold's CEO and President, is the Qualified Person as defined under National Instrument 43-101 responsible for the scientific and technical work on the exploration program. He has verified the information and has reviewed and approved the contents of this MD&A.

The following table provides a breakdown of the Company's updated resource estimates using the results of the Company's 2008 drilling campaign at Wilco and Jessup properties by project and category:

Table 1: Rye Patch Gold's NI43-101 Resource Inventory

RYE PATCH GOLD RESOURCES							
Property	Resource Category[1]	Tons (X 1,000)	Gold Grade opt	Silver Grade opt	Contained Gold Ounces	Contained Silver Ounces	Contained Gold & Gold Equiv. Ounces[3]
Wilco[2]	Measured	8,296	0.020	0.134	164,000	1,111,000	188,000
	Indicated	34,660	0.015	0.105	522,000	3,638,000	600,000
	Inferred	134,303	0.012	0.148	1,660,000	19,871,000	2,084,315
Jessup[2]	Measured	0	0	0	0	0	0
	Indicated	5,423	0.022	0.31	120,000	1,655,000	155,000
	Inferred	1,265	0.017	0.23	22,000	286,000	28,000
Total Measured Resources					**164,000**	**1,111,000**	**188,000**
Total Indicated Resources					**642,000**	**5,293,000**	**755,000**
Total Inferred Resources					**1,682,000**	**20,157,000**	**2,112,315**

[1] Conforms to 43-101 definitions for resources. All numbers are rounded.
[2] Cutoff grade for Wilco Measured and Indicated resource is reported at 0.0056 opt Au for oxide mineralisation and 0.042 opt Au for sulphide mineralisation. The Inferred resource is reported at 0.0056 opt Au for oxide, sulphide and carbonaceous ore types; however, a higher opt Au cut-off grade may be required to upgrade the inferred resource to the measured and indicated resource category. Cut-off grade for Jessup is 0.01 oz Au/t for oxide mineralisation, 0.015 oz Au/t for mixed material, and 0.025 oz Au/ton for all unoxidised material;
[3] Wilco and Jessup Resource includes Au equivalent ounces (Aueq); where Aueq = (Ag opt X $Ag/oz) + (Au opt X $Au/oz)/$Au/oz, for Au/oz = $750, and Ag/oz = $16. Metallurgical recoveries and net smelter returns are assumed to be 100%.

As announced May 11, 2009 on the Company's Wilco project, and at the Jessup project announced on December 11, 2007, Rye Patch Gold resources now consist of 943,000 ounces of gold and gold equivalent in the measured and indicated category plus 2,112,315 ounces of gold and gold equivalent in the inferred category. At Wilco, the Company has experienced excellent finding costs for its resource ounces. At present the Company is finding gold and silver ounces at US$1/ounce of gold and gold equivalent for all categories and just under US$3.60/ounce for measured and indicated gold and gold equivalent ounces. As compared to Newmont Mining Company which has discovery costs of approximately US$50/ oz at greenfields projects and US$16/oz on near-mine projects, these are extremely robust measures of success and a credit to the Company's exploration staff.

Overall Performance

The Company completed its initial public offering ("IPO") on July 19, 2007, and commenced trading on the Exchange on July 23, 2007. The IPO raised gross proceeds of $5,000,000. The funds raised were primarily used to conduct the Phase I exploration program on the Wilco Property.

Starting in July 2007, the Company completed a total of 9,310 metres of reverse circulation drilling and 915 metres of core drilling on the Wilco project. The drilling program achieved its stated goals of: 1) expanding the known Colado and Willard resource areas; 2) identifying high-grade gold mineralization along the mapped east-west structural corridors; and 3) making a new discovery in the Section Line target area near the old Willard mine.

The Phase-2 drilling program was completed on October 4, 2008 and included a total of 9,841 metres (32,290 feet) in 39 reverse circulation drillholes. The 2008 drill program extended the Section Line gold mineralisation and defined a new important target called North Basin. The last drillhole, WR-087 (38.1 metres grading 2.61 g/t Au), identified significant gold mineralisation in the North Basin target. The near-surface, oxide gold mineralisation is still open along strike to the west and north as well as down dip.

The Company acquired 100% ownership in two additional properties in 2007. The first, the Jessup project, was acquired through a purchase agreement with Midway Gold. Rye Patch completed a National Instrument 43-101 compliant resource estimate in the fourth quarter of 2007. The phase-1 program was completed on October 1, 2008, with a total of 5,120 metres (16,840 feet) in 45 reverse-circulation drill holes.

The second project acquired in 2007 was the Lincoln Hill property. This property is adjacent to and contiguous with the Company's 100% owned Gold Ridge property. The Company is acquiring 100% control of the Lincoln Hill

project through an option agreement with several local Nevada prospectors. In August 2008, the Company completed Phase-1 drilling program. Eklund Drilling completed a total of 8,375 feet (2,553 metres) in 18 reverse circulation drill holes. Near the end of 2008, the Company completed a follow-up drill program at Lincoln Hill totalling 968 metres (3,175 feet) in 7 reverse circulation drillholes. The follow-up reverse circulation drilling program shows the at-surface stockwork gold and silver zone is still open along strike and at depth.

The Company completed negotiations with Barrick Gold Exploration Inc. ("Barrick") in the first quarter of 2008 on the Keystone South property in Nevada's prolific Cortez Gold Trend. This property consisting of 6.5 square miles is a joint venture opportunity with Rye Patch earning a 60% equity interest in the project through expenditure of US$1 million over four years. Rye Patch has completed its first-year Work Commitment of US$150,000. The exploration activity on the project identified drill targets that will be evaluated in 2009.

Rye Patch's 2008 exploration program was budgeted at US$1.85 million for its Wilco, Jessup, Lincoln Hill/Gold Ridge, and Keystone South projects. The four projects cover a total of 78 square kilometres (30 square miles) within some of the best exploration trends in Nevada. The majority of the work was directed at drilling the new discovery at Wilco and expanding the gold resources at Jessup. In addition, work completed on Lincoln Hill/Gold Ridge returned significant gold and silver assays (21.3 metres grading 27.2 g/t Au and 34 g/t Ag including 7.6 metres grading 75.4 g/t Au and 82 g/t Ag). Follow-up drilling shows the oxidised mineral zone is open along strike and at depth. At Keystone South, exploration activity focussed on identifying drill targets that will be evaluated in 2009.

In April 2009, the Company acquired additional lands along the Oreana gold trend between the Wilco and Lincoln-Hill projects. The Company acquired over 10 square kilometres through staking of claims and now controls a total land position of 65 square kilometres containing gold and silver resources; gold-in-soil and rock-chip anomalies; high-grade gold and silver in drillholes; and numerous target areas for follow up exploration along the Oreana gold trend.

Selected Annual Information

The following is a summary of the Company's financial results for the last three completed financial years:

	Years ended December 31,		
	2008	2007	2006
Total revenues	Nil	Nil	Nil
Net loss	$4,009,827	$2,578,359	$394,543
Basic loss per share (1)	$0.13	$0.13	$0.03
Total assets	$3,073,407	$4,888,934	$1,330,914
Total long term liabilities	Nil	Nil	Nil
Dividends declared	Nil	Nil	Nil

(1) Loss per share on a diluted basis is not disclosed as it is anti-dilutive due to losses incurred.

Results of Operations – Gold Exploration

Wilco

The Company's Wilco project is located 160 kilometres northeast of Reno, Nevada -- the largest city in northern Nevada -- along the main transportation artery of Interstate 80. The project contains two gold resource areas – Willard and Colado.

On May 12, 2008, the Company released an updated resource estimate for the Willard and Colado resource areas based on the Company's 2007 drill results. The highly successful 2007 drill program resulted in the Company approved a US$750,000 follow-up drilling program to address the potential of the Section Line discovery and follow up on additional target areas within the 3,440 hectares property position. Phase-2 drilling program on the Wilco project started in June 2008 and was completed in October 2008 and finished with a total of 32,287 feet (9,841 metres) in 39 reverse circulation drillholes. The phase-2 program intersected multiple intervals with gold grades over significant thicknesses which will likely expand the Wilco resource. In addition, the 2008 phase-2 drilling program ended with the best drillhole drilled on the property intersecting significant gold

mineralisation (38.1 metres grading 2.61 g/t Au) in a new target designated the North Basin. The assay results were released on September 17, October 15, and November 25, 2008, April 8 and May 11, 2009 news releases (see www.sedar.com for details).

Step-out drilling in the Section Line area extends the gold zone and shows the mineralization continues to the west along the crest of the anticline. In addition, WR-061 and WR-062 demonstrate mineralization is open to the west along an east-west fault zone and toward the North Area target where recent drilling cut over 200 feet (61 meters) of intense quartz-pyrite stockwork breccias and veining. In the Pay Dirt area, initial drilling, WR-063, 64 and 65, confirms near-surface oxide along an east-west structural zone. Based on the initial results, additional drillholes are warranted in the target. Given the geologic understanding of the target, the Pay Dirt zone could potentially add additional inferred oxide mineralization to the Wilco resource model.

Drilling in the South Pit area suggests the mineralization is thinning as shown in drillholes WR-065, WR-066, and WR-067 as the drillholes move off the anticlinal fold axis. An east-west oriented, post-mineral fault is also suspected between drillholes WR-067 and WR-068.

Most importantly, drillhole WR-087 followed up on significant alteration and gold mineralisation encountered in drillhole WR-081 and confirms gold mineralisation continues to the north and east in the newly identified North Basin target. The North Basin target is defined by an area covering 500 metres (1,500 feet) north-south by 300 metres (1,000 feet) east-west, and appears to be an important new discovery for the Wilco property as indicated by the results of drillhole WR-081 (36.6 metres grading 1.95 g/t Au) and WR-087 (38.1 metres grading 2.61 g/t Au). Drillhole WR-087 encountered the same blanket of quartz-stockwork alteration as cut in drillhole WR-081.

In addition, WR-082 tested the sediments for gold mineralisation beneath the Colado deposit. WR-082 also intersected quartz-stockwork alteration at the same stratigraphic position as WR-081 and WR-087 but technical issues forced early termination of the drillhole. The last samples show the alteration zone contains gold. The significance of drillhole WR-082 is its location some 1.6 kilometres (5,200 feet) north of drillholes WR-081 and WR-087 suggesting the gold mineralised quartz-stockwork blanket is wide spread and potentially underlies the entire North Basin target area. A follow-up program is being planned for the North Basin target.

The 2008 drilling program expanded near-surface oxide mineralization to the west and north as well as identified a new target region – North Basin. Additional drilling is being planned. On April 8, 2009, An updated resource estimate was completed incorporating the results of the 2008 drilling Campaign.

The updated NI43-101 compliant resource estimate shows a 10% increase in measured and indicated gold ounces, and a 48% increase in inferred gold ounces from the previously released (May 2008) resource estimate. In addition, the Company also estimated co-product silver associated with the gold model. A summary, by deposit area, is tabulated below:

Table 1: NI43-101 Wilco Gold Resource Estimate

Wilco Resource Areas	Cutoff Grade	Resource Category								
		Measured			Indicated			Inferred		
		Tons (X1,000)	Grade OPT Au	Gold Ounces	Tons (X1,000)	Grade OPT Au	Gold Ounces	Tons (X1,000)	Grade OPT Au	Gold Ounces
Willard	Variable(1)	4,593	0.023	104,000	15,063	0.018	264,000	55,174	0.015	849,000
Colado	Variable(1)	3,703	0.016	60,000	19,597	0.013	258,000	79,129	0.010	811,000
Total		**8,296**	**0.020**	**164,000**	**34,660**	**0.015**	**522,000**	**134,303**	**0.012**	**1,660,000**

(1) Measured and Indicated resource is reported at 0.0056 opt Au for oxide mineralisation and 0.042 opt Au for sulphide mineralisation. The Inferred resource is reported at 0.0056 opt Au for oxide, sulphide and carbonaceous ore types; however, a higher opt Au cut-off grade may be required to upgrade the inferred resource to the measured and indicated resource category.

Table 2: NI43-101 Wilco Co-Product Silver Resource Estimate

Wilco Resource Areas	Resource Category									
		Measured			Indicated			Inferred		
	Cutoff Grade	Tons (X1,000)	Grade OPT Ag	Silver Ounces	Tons (X1,000)	Grade OPT Ag	Silver Ounces	Tons (X1,000)	Grade OPT Ag	Silver Ounces
Willard	Variable(1)	4,593	0.180	829,000	15,063	0.152	2,295,000	55,174	0.139	7,678,000
Colado	Variable(1)	3,703	0.076	282,000	19,597	0.069	1,343,000	79,129	0.154	12,193,000
Total		**8,296**	**0.134**	**1,111,000**	**34,660**	**0.105**	**3,638,000**	**134,303**	**0.148**	**19,871,000**

(1) The silver tons and grade represent co-product silver within the gold block model of the resource estimate.

Scott E. Wilson Consulting, Inc. ("SEWC") of Denver, Colorado, completed the 2008 updated resource estimate under the direction of Scott E. Wilson, who is a qualified person as defined by NI 43-101. The NI 43-101 Wilco project technical report is available on SEDAR at www.sedar.com.

The large increase in the inferred category is the result of step-out drilling westward along the Willard anticline, and the drilling completed toward the north into the North Basin target area. In-fill drilling will be required to convert the inferred gold volume into the measured and indicated categories.

Drill plans and permits are being completed for a follow-up drilling campaign commencing this summer. The exploration program will focus on expanding the newly identified North Basin target and follow-up drilling on the near-surface oxide zones. The Willard and Colado deposits are open along strike and at depth. Oxide mineralization starts at the surface in the Colado deposit and at 10 metres down in the Willard deposit.

The updated gold resource estimate is based on 3-D geologic models that incorporated over 46,000 individual assays from 659 reverse circulation and 11 core drillholes – 428 reverse circulation and 8 core drillholes in Willard and 186 reverse circulation and 3 core drillholes in Colado. Included are Rye Patch's 87 reverse circulation drillholes and 4 core holes. Block model grades were interpolated from twenty-foot, down-the-hole composites using inverse distance squared and inverse distance cubed. High grade outliers at Colado were capped prior to compositing based on a statistical review of the gold assays. No capping was required at Willard. The new silver resource was prepared using the same geologic and estimation parameters as the gold resource estimation.

The Company maintains a strict quality control program at all of its projects. Drill samples are picked up on site by ALS Chemex's preparation and analytical facility located in Nevada. Gold analyses are conducted on 1-assay ton prepped samples with gold determined using industry standard fire assay methods, with an atomic absorption finish. Gold over limits are determined using fire assay with a gravimetric finish. Silver is analyzed using ICP-MS with silver over limits determined using aqua-regia digestion with an ICP-AES or AAS finish. Gold and Silver check assays were delivered to Florin Analytical Services LLC of Reno, Nevada. The check assay program repeated gold and silver determinations for approximately 5-percent of the 2007 and 2008 drill programs.

Jessup

Rye Patch's 100%-owned Jessup project contains a combined resource of approximately 200,000 ounces of gold and gold equivalent. The resource areas show zones of open mineralization that were addressed in the 2008 drilling campaign.

The phase-1 drilling program was completed on October 1, 2008, with a total of 5,134 metres (16,840 feet) in 45 reverse-circulation drillholes. The Jessup program intersected gold in new areas as well as expanded gold zones in the known resources. The gold and silver assay results from its phase-1 drill program were released in October 22 and November 12, 2008 news releases (see www.sedar.com for details).

The drilling tested near surface oxidised zones at San Jascinto, North Jessup and at two outlying target areas - Tosh Hill and Gold King. Almost all, 94%, of the significant gold and silver mineralisation was intersected in oxidised volcanic formations providing a high probability that the gold and silver mineralisation is oxidised. Assay

results in the North Jessup deposits indicate the oxide portion of the deposit is open in the northwest and southeast directions. In addition, the drilling shows the North Jessup deposit has significantly higher levels of silver. As examples, drillhole JR-040 returned assay intervals of 61.72g/t Ag over 13.7 metres including 404.6 g/t Ag over 1.5 metres, and in drillhole JR-041 which returned 188.6 g/t Ag over 6.1 metres. These intercepts delineate an open-ended, high-grade gold and silver corridor oriented in a northwest-southeast direction.

Drilling confirmed the San Jascinto deposit is closed on the east side; however, the oxidised portion of the deposit remains open to the south, northwest, and north with additional potential beneath a mapped felsic volcanic dome. This new target warrants follow up and will be addressed during the next drill program.

At the outlying targets of Tosh Hill and Gold King, drilling shows gold and silver mineralisation is associated with vein structures and pervasive hydrothermal clay alteration. At Tosh Hill, drilling intersected a vein yielding 10.29 g/t Au over 1.5 metres. The vein is oriented northeast and follow up work is required to define the full extent of the gold and silver mineralisation. At the Gold King target, initial drilling shows mineralisation within argillically altered, oxidised volcanic rocks. The drill encountered lower grade gold within the altered zone.

Additional geologic mapping and drilling are required to understand the controls on mineralisation in this area. Management anticipates an increase in the resource estimate based on this new drilling and plans to update the resource estimate in 2009. The Company is currently updating the resource estimate for Jessup.

Gold Ridge/Lincoln Hill

Rye Patch is excited by the results of compilation work on the recently acquired, 100% controlled Lincoln Hill and 100% owned Gold Ridge properties. The project covers a total of 3,276 acres, and securely positions the Company along the Oreana gold trend. Newmont Mining and Coeur Rochester conducted earlier exploration work at Lincoln Hill. Rye Patch's evaluation of this work includes re-logging of Newmont drill holes, construction of drillhole cross-sections and analysis of previous surface and underground sampling programs. The Company's analysis indicates that the project contains potential for a bulk-tonnage gold deposit similar to the Rochester Silver Mine and the Spring Valley discovery. The Rochester mining district has produced a total of 4.5 million ounces of gold and 130 million ounces of silver.

A total of 2,550 metres (8,375 feet) in 18 reverse circulation drillholes were completed in a phase-1 program and assay results were released in a September 24, 2008 news release. The exploration program cut multi-ounce gold and silver intersections in drillhole LR-013 including 25 feet grading 2.2 ounces/ton gold from 90 to 115 feet downhole. In addition, there were numerous significant gold intervals encountered in the program.

The Lincoln Hill drilling intersected significant gold and silver assays; however, several drillholes had significant silver assays that did not make the rigorous cut-off criteria because gold values are below the gold cut-off grade. These drillholes include LR-010 which cut 75 feet grading 3.396 opt Ag starting at 25 feet, drillhole LR-016 which intersected 3 zones – 55 feet grading 0.605 opt Ag, 45 feet grading 1.059 opt Ag, and 25 feet grading 1.152 opt Ag starting at 15, 140, and 330 feet respectively. Similar silver zones were also encountered in drillholes LR-007, LR-011 and LR-012.

Drilling completed at the adjacent pediment zone located within the Gold Ridge portion of the property indicates a potential new discovery. The pediment target intersected mineralized Tertiary lithologies similar to the Colado deposit at Wilco.

In the fall of 2008, the Company commenced a follow-up phase-1 drilling program to off set the high-grade gold and silver intervals along strike as well as test the depth extent of this near-surface, shallow mineralisation reported in drillhole LR-013 - 70 feet grading 0.792 opt gold including an interval of 25 feet grading 2.200 opt gold (21.3 metres grading 27.16 g/t gold including an interval of 7.6 metres grading 75.44 g/t gold). A total of 968 metres (3,175 feet) was completed in 7 reverse circulation drillholes.

The follow-up drilling program shows the at-surface stockwork gold and silver zone is still open along strike and at depth. This stockwork blanket zone is "rooted" in a breccia pipe which may host higher grade gold and silver values along its margin. In addition, regional aeromagnetic geophysical data shows an intrusive south of the breccias pipe. The intrusive could be the driver of the gold and silver mineralization and could host a significant deposit.

The assay results indicate the stockwork mineralization hosts high-grade structurally controlled gold and silver (21.3 metres grading 27.2 g/t Au and 34 g/t Ag including 7.6 metres grading 75.4 g/t Au and 82 g/t Ag) surrounded by a near surface, stockwork gold and silver zone. To ensure gold assays captured the higher grade portion of the gold system, selected intervals from drillholes LR-019, LR-021 and LR-023 were re-run using metallic-screen, fire-assay analysis. The results of this study show gravity separation (coarse gold) is a potential assay issue that should be addressed in future drilling programs. Additional study is warranted to fully ensure the assay results to date capture the coarse gold and produce representative assay values. Future drilling programs will require core drilling to fully evaluate and understand the high-grade nature of the mineralization.

Keystone South

The Keystone property was optioned from Barrick Gold in January 2008. It is strategically located south of the multi-million ounce Cortez Hills gold deposit along the Cortez Gold Trend. Based on the agreement, Rye Patch may acquire a 60% interest in Keystone by incurring minimum exploration expenditures totalling US$1million over four years. It is also obligated to make the first US$150,000 in exploration expenditures by January 2009, with the remaining expenditures at the election of Rye Patch. Rye Patch completed its US$150,000 work program obligation with activities directed toward identifying new drill targets. The program was successful and the newly identified drill targets will be addressed in 2009.

Orena Trend

In April 2009, the Company acquired additional lands along the Oreana trend between the Wilco and Lincoln-Hill projects. The Company acquired over 10 square kilometres through staking of claims and now controls a total land position of 65 square kilometres containing gold and silver resources; gold-in-soil and rock-chip anomalies; high-grade gold and silver in drillholes; and numerous target areas for follow up exploration.

The Oreana gold trend is a new and emerging gold trend defined by recent discoveries at the Wilco project; the new highgrade gold and silver mineralization drilled at Lincoln Hill and Midway Gold/Barrick's recently announced Spring Valley discovery. Rye Patch Gold controls a significant portion of the trend with its land position at Wilco and Lincoln Hill.

Reclamation bonds

Reclamation bonds are posted in an escrow account with the State of Nevada as a standard permitting procedure. The bond is released once reclamation is completed and the Bureau of Land Management ("BLM") and/or State Reclamation office signs off on the reclamation. To date, the Company has reclaimed its disturbances once operations are complete. In addition, the Company has had partial sign off on some of the Wilco reclamation from the BLM; however, the bond (US$87,107 at December 31, 2008) will remain in place as the Company plans additional work on the Wilco project. This bond will likely be added to as the new permits are submitted to the BLM and State of Nevada. Also, new bonding will be required as the Company permits road building, drilling and other operations at Jessup, Lincoln Hill/Gold Ridge and Keystone South. At this point in time, the Company has not provided for reclamation and restoration costs in its financial statements as the amount is immaterial.

Results of Operations - Administration

For the three months ended March 31, 2009 compared with the three months ended March 31, 2008:

The Company recorded a net loss for the three months ended March 31, 2009 of $365,406 (loss per share - $0.01) compared to $357,828 (loss per share - $0.01) in the first quarter of 2008. In the first quarter of 2009, the Company expensed $72,966 in exploration costs, compared to $74,515 the first quarter of 2008 (see Results of Operations – Gold Exploration).

Administrative expenses totaled $295,836, compared to $306,756 in the three months ended March 31, 2008, with stock-based compensation accounting for $8,754 (2008 - $70,170) of these costs. Stock-based compensation expense is a non-cash expense. Of the total spent on administrative expenses, $76,805 was spent on management fees (March 31, 2008 - $48,455), $66,323 on wages and bonuses (March 31, 2008 - $43,675), $39,771 on rent (2008 – $22,942), and $24,251 on office and administration (March 31, 2008 - $13,253). The increase in office and administration in 2009 is because in 2008 the Company shared the office and administration costs with another company. The major increases were wages and bonuses of $22,648 and

management fees of $28,350 partially offset by decrease in investor relations of $34,367 and travel $1,648. The increases reflect the increased management fees and salaries of administration personnel. The decreases reflect the weakening in investor relation and shareholders awareness activities.

During the three months ended March 31, 2009 the Company recorded $3,179 on the foreign exchange gain (2008 –$Nil).

Impairment of Long-lived Assets

The Company completed an impairment analysis as at March 31, 2009, which considered the indicators of impairment in accordance with Section 3063, "Impairment of Long-lived Assets" as well as EIC-126, "Accounting by Exploration Companies for Exploration Costs" and AcG-11, "Enterprises in the Development Stage". Management concluded that no impairment charge was required because:

- there have been no significant changes in the legal factors or climate that affects the value of the properties;
- all property rights remain in good standing;
- there have been no significant changes in the projections for the properties;
- exploration results continue to be positive;
- the Company intends to continue its exploration and development plans on its property.

Summary of Quarterly Results

The following is a summary of the Company's financial results for the past eight quarters:

	2009	2008				2007		
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total interest income	$217	$(11,746)	$16,077	$26,065	$23,443	$40,105	$23,677	$2,169
Net loss	$365,406	$1,280,750	$1,775,763	$595,486	$357,828	$552,720	$1,500,315	$281,315
Basic loss per share (1)	$0.01	$0.04	$0.05	$0.02	$0.01	$0.03	$0.06	$0.02

(1) Loss per share on a diluted basis is not disclosed as it is anti-dilutive due to losses incurred.

The expenses incurred by the Company are typical of junior exploration companies that do not have established mineral reserves. Expenses are not incurred evenly over the quarters as a result of non-recurring activities or events.

Liquidity

The Company had cash of $604,833 at March 31, 2009 compared to $170,481 at December 31, 2008. The Company had working capital of $569,284 at March 31, 2009 compared to $116,024 at December 31, 2008.

In the first quarter of 2009, the Company closed the second tranche of the private placement announced on December 15, 2008. The Company issued 4,881,666 units at a price of $0.12 per unit for gross proceeds of $585,800, bringing the total number of units issued under the private placement to date to 7,135,833 units, for total gross proceeds of $856,300. Each unit consisted of one common share and one common share purchase warrant, exercisable into one common share of the Company at a price of $0.15 for a period of two years from the issuance date of the warrant. The Company paid $22,320 of finder's fees in connection with the final closing of the private placement ($25,920 paid for both tranches).

On March 11, 2009 the Company completed another non-brokered private placement by issuing 2,995,000 units at a price of $0.12 per unit for gross proceeds of $354,600. Each unit consisted of one common share and one common share purchase warrant entitling the holder to purchase one common share of the Company at a price of $0.15 until March 11, 2011. Finders fees of $14,616 were paid in connection to this private placement.

In the first three months of 2009, the Company incurred $73,784 of acquisition costs on its properties and used $371,746 in operations activities (see "Results of Operations").

Historically the Company's capital resources have been limited to the amount raised for the sale of equity. The Company has relied upon the sale of equity securities for cash required for exploration and development purposes, for acquisitions, and to fund the administration of the Company. Since the Company does not expect to generate any revenues in the near future, it will continue to rely primarily upon sales of its equity to raise capital. There can be no assurance that equity financing will always be available to the Company in any amount. Mining exploration is a capital-intensive business with periods of many years from initial exploration to any prospect of revenues. This nature of the mining business increases risks of insufficient capital resources above the risk level of many other businesses.

The Company has sufficient cash on hand to complete the objectives set out in its IPO prospectus and to complete the programs detailed in "Results of Operations".

The Company is aware of the current conditions in the financial markets and has planned accordingly. The Company's current treasury will allow continuing exploration efforts and resource definition work throughout 2009. If market conditions prevail or improve, the Company will make adjustments to budgets accordingly.

Contractual obligations

There have been no material changes in the Company's contractual obligations during the interim period that are outside of the ordinary course of the Company's business.

Capital Resources

The Company has obligations pursuant to option agreements it has entered into. While the Company has no contractual obligation to satisfy these obligations, it would forfeit any interest it may have earned to that date. Detailed terms of those agreements and the obligations are included in the Financial Statements. More specifically, the Company has met its minimum exploration expenditure commitment with respect to the Wilco-Newmont property up to December 15, 2009.Its underlying lease obligations on the Jessup property is up to date. In addition, the Company met its minimum exploration expenditure commitment up to November 2010 and its 2008 advance royalty payment with respect to the Lincoln property and required US$150,000 of exploration expenditures on Keystone property. The Company's other property related commitments are payments to be made in cash and/or shares. The Company has sufficient funds to meet these obligations.

Transactions with Related Parties

Related party transactions are recorded at the exchange amount as agreed to by the parties. Related party transactions not otherwise disclosed in these financial statements were:

a) The Company incurred legal fees of $3,450 (2008 - $2,511), and share issue costs of $18,337 (2008 - $Nil) with a legal firm in which the Corporate Secretary is a partner. As at March 31, 2009, $8,236 (December 31, 2008 - $5,619) was owed to this firm.

b) The Company incurred accounting and administrative fees of $15,000 (2008 - $10,000) with a company of which the Chief Financial Officer is the President and a director. As at March 31, 2009, $5,250 (December 31, 2008 - $5,250) was owed to this company.

c) During the three months ended March 31, 2009 the Company paid $42,004 (2008 - $24,232) in management fees to a company controlled by its President, and $34,801 (2008 - $24,223) to a company controlled by its Chairman. As at March 31, 2009 $7,748 (2008 - $Nil) was owed to these companies.

d) The Company incurred $Nil (2008 - $36,395) for rent and administrative expenses on behalf of a company with directors in common. As of March 31, 2009, $Nil (December 31, 2008 - $Nil) was owed by this company.

Proposed Transactions

The Company is reviewing a number of other possible acquisition opportunities within established Nevada gold trends. The status of these negotiations varies between very advanced to establishing contact with the owners. The final outcome will be dependent on the ability of the parties to reach mutual and equitable agreement for each project opportunity.

Disclosure of Outstanding Share Data

Common Shares

Description	Authorized at December 31, 2008	Outstanding as at May 27, 2009
Common shares	Unlimited	44,199,450

Warrants as at May 27, 2009

Expiry date	Exercise price	Number of warrants	Weighted average exercise price	Weighted average remaining contractual life (years)
July 19, 2009	$ 0.75	5,281,375	$ 0.75	0.30
September 28, 2009	1.00	1,000,000	1.00	0.50
December 31, 2010	0.15	2,254,167	0.15	1.75
February 23, 2011	0.15	4,881,666	0.15	1.90
March 11, 2011	0.15	2,955,000	0.15	1.95
		16,372,208	$ 0.40	1.29

Each warrant is exercisable into one common share on payment of the exercise price.

Options Outstanding as at May 27, 2009

Expiry date	Exercise price	Number of options
December 31, 2009	$ 0.40	40,000
December 31, 2009	$ 0.45	15,000
October 12, 2011	$ 0.50	825,000
January 19, 2012	$ 0.40	100,000
January 19, 2012	$ 0.50	150,000
March 14, 2012	$ 0.50	200,000
July 19, 2012	$ 0.50	90,000
October 18, 2012	$ 0.45	400,000
June 10, 2013	$ 0.40	395,000
		2,205,000

Each option is exercisable into one common share on payment of the exercise price.

Brokers' options

On July 19, 2007, the Company granted to its Agent 900,000 compensation options to purchase a total of 900,000 common shares of the Company at a price of $0.50 until July 19, 2009.

Changes in Accounting Policies including Initial Adoption

On January 1, 2008, the Company adopted the following provisions of the Canadian Institute of Chartered Accountants Handbook. There was no material impact on the Company's financial condition or operating results as a result of the adoption of these new standards:

(a) Section 3862 – Financial Instruments – Disclosures, which replaces section 3861 and provides expanded disclosure requirements that provide additional detail by financial asset and liability categories;

(b) Section 3863 – Financial Instruments – Presentation, to enhance financial statements users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows;

(c) Section 1535 – Capital Disclosures, which establishes standards for disclosing information about an entity's capital and how it is managed. Under this standard, the Company will be required to disclose the following:

- qualitative information about its objectives, polices and processes for managing capital;

- summary quantitative data about what it manages as capital;
- whether during the period it complied with any externally imposed capital requirement to which it is subject; and
- when the Company has complied with such externally imposed capital requirements, the consequences of such non-compliance;

(d) Section 1400 – General Standards of Financial Statement Presentation, to include requirements for management to assess and disclose an entity's ability to continue as a going concern;

(e) Section 3031 - Inventories, requires inventories to be measured at the lower of cost and net realizable value, and provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value; and

(f) Section 3064, Goodwill and Intangible Assets, establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.

Recent Accounting Policy Pronouncements

(a) Business combinations

The proposed amended recommendations of the CICA for accounting for business combinations will apply to the Company's business combinations, if any, with an acquisition date subsequent to the effective date. Whether the Company would be materially affected by the proposed amended recommendations would depend upon the specific facts of the business combinations, if any. Generally, the proposed recommendations will result in measuring business acquisitions at the fair value of the acquired entities and a prospectively applied shift from a parent company conceptual view of consolidation theory (which results in the parent company recording the book values attributable to non-controlling interests) to an entity conceptual view (which results in the parent company recording the fair values attributable to non-controlling interests). Adoption of this section is not expected to impact the Company.

(b) International Financial Reporting Standards

On February 13, 2008, the Canadian Accounting Standards Board ("AcSB") confirmed the mandatory changeover date to International Financial Reporting Standards ("IFRS") for Canadian profit-oriented publicly accountable entities ("PAE's") such as the Company.

The AcSB requires that IFRS compliant financial statements be prepared for annual and interim financial statements commencing on or after January 1, 2011. For PAE's with a December 31 year-end, the first unaudited interim financial statements under IFRS will be the quarter ending March 31, 2011, with comparative financial information for the quarter ended March 31, 2010. The first audited annual financial statements will be for the year ending December 31, 2011, with comparative financial information for the year ended December 31, 2010. This also means that all the opening balance sheet adjustments relating to the adoption of IFRS must be reflected in the January 1, 2010 opening balance sheet which will be issued as part of the comparative financial information in the March 31, 2011 unaudited interim financial statements.

The Company intends to adopt these requirements as set out by the AcSB and other regulatory bodies. At this time, the impact of adopting IFRS cannot be reasonably quantified. During fiscal 2009, the Company will continue to evaluate the impact of IFRS on the Company and develop and put in place a plan for the conversion to IFRS. If the Company decides not to early adopt the standards, the actual conversion work will occur in late 2009 and 2010, in anticipation of the preparation of the January 1, 2010 balance sheet that will be required for comparative purposes for all periods ending in 2011.

Additional information

Additional information relating to the Company, including the Company's IPO prospectus, is on SEDAR at www.sedar.com and on the Company's website at www.ryepatchgold.com.

Internal Controls and Procedures over Financial Reporting

There was no change in the Company's internal control over financial reporting during the first quarter ended March 31, 2009, that materially affected, or was reasonably likely to materially affect, the Company's internal control over financial reporting.

Risks and Uncertainties

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this document. The reader should also refer to the discussion of risks contained in the Company's IPO prospectus dated June 21, 2007.

Forward-Looking Statements

This MD&A contains forward-looking statements about the Company's future prospects, and the Company provides no assurance that actual results will meet management's expectations. For a thorough discussion and analysis of the risks and uncertainties affecting the Company we refer you to the Company's IPO prospectus. All statements in this MD&A, other than statements of historical fact, that address exploration drilling, exploitation activities and events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are not guarantees of future performance and actual results may differ materially. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

Outlook

Rye Patch Gold continues to deliver value to its shareholders by increasing its gold resource base at Wilco, and Jessup. The Company now has approximately 0.943 million ounces of gold and gold equivalent in the measured and indicated category and 2.11 million ounces of gold and gold equivalent in the inferred category. In addition, a resource estimate is planned for the Lincoln Hill property in 2009. As a result, the Company is well on its way to meeting its goal of having ten million ounces of gold within the next three years. Continued growth will be achieved through the acquisition of resource-based projects and organic growth in our existing project portfolio.

The capital markets that the Company has historically accessed to raise funding for exploration are in an unprecedented state of turmoil. This can make it difficult to raise further funding and may delay planned exploration work on the Company's projects.